Exhibit 99.1

JBS S.A.
Condensed interim financial statements
As of June 30, 2023 and 2022

JBS S.A.

Statements of financial position

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4	3,071,687	2,096,334	12,738,712	13,182,158
Margin cash	4	18,608	80,434	810,027	679,391
Trade accounts receivable	5	2,312,136	4,380,011	16,665,449	20,234,895
Inventories	6	4,291,974	4,633,201	26,373,580	28,142,094
Biological assets	7	—	—	8,391,653	9,710,693
Recoverable taxes	8	1,643,885	1,473,985	5,089,128	5,330,928
Derivative assets		749	—	461,661	442,929
Other current assets		270,365	197,463	1,717,514	1,667,982
TOTAL CURRENT ASSETS		11,609,404	12,861,428	72,247,724	79,391,070

NON-CURRENT ASSETS
Recoverable taxes	8	5,529,731	6,128,844	8,524,797	9,165,569
Biological assets	7	—	—	2,654,736	2,619,066
Related party receivables	9	1,073,926	1,103,125	974,457	951,021
Deferred income taxes	10	—	—	3,577,265	3,161,300
Derivative assets		598,330	98,134	598,330	123,215
Other non-current assets		191,241	226,679	1,071,586	1,118,115
		7,393,228	7,556,782	17,401,171	17,138,286

Investments in equity-accounted investees, associates and joint venture	11	53,715,654	55,399,509	300,435	294,837
Property, plant and equipment	12	13,412,071	13,027,863	61,063,719	62,170,792
Right of use assets	13	80,755	54,664	8,295,134	8,374,892
Intangible assets	14	30,762	31,021	9,595,032	10,328,389
Goodwill	15	9,085,970	9,085,970	29,439,672	30,412,362

TOTAL NON-CURRENT ASSETS		83,718,440	85,155,809	126,095,163	128,719,558

TOTAL ASSETS		95,327,844	98,017,237	198,342,887	208,110,628

The accompanying notes are an integral part of these condensed interim financial statements.

JBS S.A.

Statements of financial position

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	16	3,494,416	4,297,855	24,529,740	31,009,515
Supply chain finance	16	1,452,994	1,263,694	3,728,513	3,071,099
Loans and financing	17	8,450,998	4,999,929	10,685,580	8,228,557
Income taxes	18	—	—	148,842	475,174
Other taxes payable	18	218,123	281,532	668,927	725,721
Payroll and social charges	19	909,204	1,083,670	5,346,513	6,251,132
Lease liabilities	13	42,757	27,675	1,693,309	1,788,353
Dividends payable		161	135	2,484	183
Provisions for legal proceedings	20	—	—	846,444	909,132
Derivative liabilities		292,618	278,227	868,433	559,536
Other current liabilities		806,989	954,745	2,145,136	2,141,820
TOTAL CURRENT LIABILITIES		15,668,260	13,187,462	50,663,921	55,160,222

NON-CURRENT LIABILITIES
Loans and financing	17	12,665,476	10,699,653	83,113,442	84,125,504
Income and other taxes payable	18	259,538	313,170	543,408	606,041
Payroll and social charges	19	2,103,486	1,859,444	2,520,735	2,378,970
Lease liabilities	13	47,971	35,023	7,213,270	7,195,655
Deferred income taxes	10	3,243,914	2,995,114	6,558,963	7,112,102
Provisions for legal proceedings	20	520,164	478,185	1,440,432	1,321,380
Related party payables	9	18,223,794	22,066,929	—	—
Other non-current liabilities		239,890	38,091	542,096	401,823
TOTAL NON-CURRENT LIABILITIES		37,304,233	38,485,609	101,932,346	103,141,475

EQUITY	21
Share capital - common shares		23,576,206	23,576,206	23,576,206	23,576,206
Capital reserve		(791,650)	(807,955)	(791,650)	(807,955)
Other reserves		33,448	36,497	33,448	36,497
Profit reserves		18,653,056	18,653,056	18,653,056	18,653,056
Accumulated other comprehensive income		4,815,585	4,886,362	4,815,585	4,886,362
Accumulated losses		(3,931,294)	—	(3,931,294)	—
Attributable to company shareholders		42,355,351	46,344,166	42,355,351	46,344,166
Attributable to non-controlling interest		—	—	3,391,269	3,464,765
TOTAL EQUITY		42,355,351	46,344,166	45,746,620	49,808,931
TOTAL LIABILITIES AND EQUITY		95,327,844	98,017,237	198,342,887	208,110,628

The accompanying notes are an integral part of these condensed interim financial statements.

JBS S.A.

Statements of income for the six month period ended June 30, 2023 and 2022

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2023	2022	2023	2022

NET REVENUE	22	24,264,764	26,590,873	176,066,360	183,057,958
Cost of sales	26	(20,809,519)	(22,601,417)	(158,564,713)	(150,503,789)
GROSS PROFIT		3,455,245	3,989,456	17,501,647	32,554,169

Selling expenses	26	(1,864,438)	(1,681,936)	(11,454,023)	(11,463,575)
General and administrative expenses	26	(1,144,192)	(1,575,410)	(5,200,168)	(5,949,703)
Other incomes		7,148	1,789	500,795	159,159
Other expenses		(15,722)	(90,676)	(432,670)	(194,149)
NET OPERATING EXPENSES		(3,017,204)	(3,346,233)	(16,586,066)	(17,448,268)

OPERATING PROFIT		438,041	643,223	915,581	15,105,901

Finance income	23	816,676	2,334,961	1,117,556	3,227,582
Finance expense	23	(2,186,527)	(3,081,864)	(4,339,537)	(5,949,868)
FINANCE INCOME (EXPENSE)		(1,369,851)	(746,903)	(3,221,981)	(2,722,286)

Share of profit of equity-accounted investees, net of tax	11	(652,328)	9,612,772	29,426	36,027

PROFIT (LOSS) BEFORE TAXES		(1,584,138)	9,509,092	(2,276,974)	12,419,642

Current income taxes	10	116,801	(407,278)	(192,971)	(3,578,681)
Deferred income taxes	10	(248,890)	(7,276)	842,277	881,932
TOTAL INCOME TAXES		(132,089)	(414,554)	649,306	(2,696,749)
NET INCOME (LOSS)		(1,716,227)	9,094,538	(1,627,668)	9,722,893

ATTRIBUTABLE TO:
Company shareholders		(1,716,227)	9,094,538	(1,716,227)	9,094,538
Non-controlling interest		—	—	88,559	628,355
		(1,716,227)	9,094,538	(1,627,668)	9,722,893

Basic and diluted earnings (losses) per share - common shares (R$)	24	(0.77)	4.07	(0.77)	4.07

The accompanying notes are an integral part of these condensed interim financial statements.

JBS S.A.

Statements of income for the three month period ended at June 30, 2023 and 2022

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2023	2022	2023	2022

NET REVENUE	22	13,052,325	13,048,530	89,382,631	92,191,385
Cost of sales	26	(11,055,039)	(10,906,480)	(79,495,153)	(76,002,857)
GROSS PROFIT		1,997,286	2,142,050	9,887,478	16,188,528

Selling expenses	26	(995,482)	(845,210)	(5,678,716)	(5,709,406)
General and administrative expenses	26	(598,242)	(737,099)	(2,529,346)	(2,773,563)
Other incomes		1,988	743	75,099	66,744
Other expenses		(12,422)	(2,754)	(229,732)	(74,427)
NET OPERATING EXPENSES		(1,604,158)	(1,584,320)	(8,362,695)	(8,490,652)

OPERATING PROFIT		393,128	557,730	1,524,783	7,697,876

Finance income	23	523,634	88,874	486,084	313,137
Finance expense	23	(1,038,345)	(1,408,628)	(2,153,966)	(2,825,350)
FINANCE INCOME (EXPENSE)		(514,711)	(1,319,754)	(1,667,882)	(2,512,213)

Share of profit of equity-accounted investees, net of tax		23,933	4,751,082	15,008	20,866

PROFIT (LOSS) BEFORE TAXES		(97,650)	3,989,058	(128,091)	5,206,529

Current income taxes	10	72,499	(28,636)	(158,131)	(1,630,077)
Deferred income taxes	10	(238,473)	(8,157)	88,055	707,623
TOTAL INCOME TAXES		(165,974)	(36,793)	(70,076)	(922,454)
NET INCOME (LOSS)		(263,624)	3,952,265	(198,167)	4,284,075

ATTRIBUTABLE TO:
Company shareholders		(263,624)	3,952,265	(263,624)	3,952,265
Non-controlling interest		—	—	65,457	331,810
		(263,624)	3,952,265	(198,167)	4,284,075

Basic and diluted earnings (loss) per share - common shares (R$)	24	(0.12)	1.78	(0.12)	1.78

The accompanying notes are an integral part of these condensed interim financial statements.

JBS S.A.

Statements of comprehensive income for the six month period ended June 30, 2023 and 2022

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2023	2022	2023	2022

Net income (loss)		(1,716,227)	9,094,538	(1,627,668)	9,722,893

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Loss on foreign currency translation adjustments		(1,005,487)	(5,467,072)	(1,153,013)	(5,866,600)
Gain on net investment in foreign operations		925,436	713,711	925,436	713,711
Loss on cash flow hedge	27 c3.1	(14,978)	(465,076)	(14,978)	(465,076)
Deferred income tax on cash flow hedge	27 c3.1	5,093	158,126	5,093	158,126
Valuation adjustments to equity in subsidiaries		(20,723)	7,969	(20,723)	7,969
Items that will not be subsequently reclassified to statement of income:
Gain associated with pension and other postretirement benefit obligations		45,520	67,667	54,776	84,723
Income tax on gain associated with pension and other postretirement benefit obligations		(5,638)	(18,009)	(8,445)	(22,236)
Total other comprehensive loss		(70,777)	(5,002,684)	(211,854)	(5,389,383)

Comprehensive income (loss)		(1,787,004)	4,091,854	(1,839,522)	4,333,510

Total comprehensive income (loss) attributable to:
Company shareholders		(1,787,004)	4,091,854	(1,787,004)	4,091,854
Non-controlling interest		—	—	(52,518)	241,656
		(1,787,004)	4,091,854	(1,839,522)	4,333,510

The accompanying notes are an integral part of these condensed interim financial statements.

JBS S.A.

Statement of comprehensive income for the three month period ended at June 30, 2023 and 2022

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2023	2022	2023	2022

Net income (loss)		(263,624)	3,952,265	(198,167)	4,284,075

Other comprehensive income (loss)
Items that are or may be subsequently reclassified to profit or loss:
Gain (loss) on foreign currency translation adjustments		(401,050)	583,107	(493,423)	801,472
Gain (loss) on net investment in foreign operations		607,498	(1,591,573)	607,498	(1,591,573)
Gain (loss) on cash flow hedge	27 c3.1	(21,219)	239,632	(21,219)	239,632
Deferred income tax on cash flow hedge	27 c3.1	7,215	(81,475)	7,215	(81,475)
Valuation adjustments to equity in subsidiaries		(31,205)	40,257	(31,205)	40,257
Items that will not be subsequently reclassified to profit or loss:
Gain associated with pension and other postretirement benefit obligations		26,035	29,613	31,156	36,606
Income tax on gain associated with pension and other postretirement benefit obligations		(2,797)	(7,465)	(5,007)	(9,138)
Total other comprehensive income (loss)		184,477	(787,904)	95,015	(564,219)

Comprehensive income (loss)		(79,147)	3,164,361	(103,152)	3,719,856

Total comprehensive income (loss) attributable to:
Company shareholders		(79,147)	3,164,361	(79,147)	3,164,361
Non-controlling interest		—	—	(24,005)	555,495
		(79,147)	3,164,361	(103,152)	3,719,856

The accompanying notes are an integral part of these condensed interim financial statements.

JBS S.A.

Statements of changes in equity for the six month period ended June 30, 2023 and 2022

In thousands of Brazilian Reais - R$

			Capital reserves				Profit reserves				Other comprehensive income
	Note	Share capital	Premium on issue of shares	Capital transaction (1)	Stock options	Other reserves	Legal	Investments statutory	Treasury shares	Tax incentive	VAE	FCTA	Retained (loss) earnings	Total	Non- controlling interest	Total equity
BALANCE ON DECEMBER 31, 2021		23,576,206	211,879	(628,199)	30,464	43,957	2,028,293	11,457,300	(3,037,838)	—	334,646	10,102,584	—	44,119,292	3,677,428	47,796,720

Net income		—	—	—	—	—	—	—	—	—	—	—	9,094,538	9,094,538	628,355	9,722,893
Foreign currency translation adjustments		—	—	—	—	—	—	—	—	—	—	(5,467,072)	—	(5,467,072)	(399,528)	(5,866,600)
Gain on net investment in foreign operations (2)		—	—	—	—	—	—	—	—	—	—	713,711	—	713,711	—	713,711
Losses on cash flow hedge, net of tax		—	—	—	—	—	—	—	—	—	(306,950)	—	—	(306,950)	—	(306,950)
Valuation adjustments to equity in subsidiaries		—	—	—	—	—	—	—	—	—	7,969	—	—	7,969	—	7,969
Losses associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	—	49,658	—	—	49,658	12,829	62,487
Total comprehensive income		—	—	—	—	—	—	—	—	—	(249,323)	(4,753,361)	9,094,538	4,091,854	241,656	4,333,510
Purchase of treasury shares		—	—	—	—	—	—	—	(3,648,028)	—	—	—	—	(3,648,028)	—	(3,648,028)
Sales of treasury shares		—	—	—	—	—	—	(9,931)	834,181	—	—	—	—	824,250	—	824,250
Cancellation of treasury shares		—	—	—	—	—	—	(5,851,685)	5,851,685	—	—	—	—	—	—	—
Share-based compensation		—	—	19,471	—	—	—	—	—	—	—	—	—	19,471	4,612	24,083
Realization of other reserves		—	—	—	—	(4,207)	—	—	—	—	—	—	4,207	—	—	—
Distribution of interim dividends		—	—	—	—	—	—	(2,218,116)	—	—	—	—	—	(2,218,116)	—	(2,218,116)
Shares repurchased by Pilgrim’s Pride Corporation		—	—	(272,838)	—	—	—	—	—	—	—	—	—	(272,838)	(309,621)	(582,459)
Dividend to non-controlling		—	—	—	—	—	—	—	—	—	—	—	—	—	(9,592)	(9,592)
Others		—	—	—	—	—	—	—	—	—	—	—	—	—	1,074	1,074
JUNE 30, 2022		23,576,206	211,879	(881,566)	30,464	39,750	2,028,293	3,377,568	—	—	85,323	5,349,223	9,098,745	42,915,885	3,605,557	46,521,442

DECEMBER 31, 2022		23,576,206	211,879	(1,050,298)	30,464	36,497	2,801,185	11,848,048	—	4,003,823	174,904	4,711,458	—	46,344,166	3,464,765	49,808,931
Net income (loss)		—	—	—	—	—	—	—	—	—	—	—	(1,716,227)	(1,716,227)	88,559	(1,627,668)
Foreign currency translation adjustments		—	—	—	—	—	—	—	—	—	—	(1,005,487)	—	(1,005,487)	(147,526)	(1,153,013)
Gain on net investment in foreign operations (2)		—	—	—	—	—	—	—	—	—	—	925,436	—	925,436	—	925,436
Losses on cash flow hedge, net of tax	27 c3.1	—	—	—	—	—	—	—	—	—	(9,885)	—	—	(9,885)	—	(9,885)
Gain associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	—	39,882	—	—	39,882	6,449	46,331
Valuation adjustments to equity in subsidiaries		—	—	—	—	—	—	—	—	—	(20,723)	—	—	(20,723)	—	(20,723)
Total comprehensive income		—	—	—	—	—	—	—	—	—	9,274	(80,051)	(1,716,227)	(1,787,004)	(52,518)	(1,839,522)
Share-based compensation		—	—	16,305	—	—	—	—	—	—	—	—	—	16,305	3,418	19,723
Realization of other reserves		—	—	—	—	(3,049)	—	—	—	—	—	—	3,049	—	—	—
Distribution of interim dividends	21 b2	—	—	—	—	—	—	—	—	—	—	—	(2,218,116)	(2,218,116)	—	(2,218,116)
Dividend to non-controlling		—	—	—	—	—	—	—	—	—	—	—	—	—	(22,662)	(22,662)
Others		—	—	—	—	—	—	—	—	—	—	—	—	—	(1,734)	(1,734)
JUNE 30, 2023		23,576,206	211,879	(1,033,993)	30,464	33,448	2,801,185	11,848,048	—	4,003,823	184,178	4,631,407	(3,931,294)	42,355,351	3,391,269	45,746,620

(1)	Refers to changes in the equity of investees arising from PPC’s share repurchase and share-based compensation.
(2)	Refers to the net investment on foreign operations of intercompany balances between JBS S.A. and its indirect subsidiaries JBS Luxembourg S.à.r.l. and JBS Investments Luxembourg S.à.r.l.. Thus, since the balances are an extension of that entity’s investment, they are considered as equity instruments.

The accompanying notes are an integral part of these condensed interim financial statements.

JBS S.A.

Statements of cash flows for the six month period ended June 30, 2023 and 2022

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Notes	2023	2022	2023	2022
Cash flows from operating activities
Net income (loss)		(1,716,227)	9,094,538	(1,627,668)	9,722,893
Adjustments for:
Depreciation and amortization	7, 12, 13 e 14	422,732	394,603	5,250,371	4,789,968
Expected credit losses	5	25,338	24,987	32,526	41,222
Share of profit of equity-accounted investees	11	652,328	(9,612,772)	(29,426)	(36,027)
(Gain) Loss on sales of assets		11,180	3,383	(40,771)	4,721
Tax expense (benefit)	10	132,089	414,554	(649,306)	2,696,749
Net finance income/expense	23	1,369,851	746,903	3,221,981	2,722,286
Share-based compensation		—	—	19,723	24,083
Provisions for legal proceedings	20	99,506	18,370	216,629	88,434
Net realizable value inventory adjustments	6	(39,261)	(1,103)	(14,624)	27,944
Antitrust agreements	20	—	—	160,291	327,325
Impairment of goodwill and property, plant and equipment		—	—	125,942	85,601
Fair value adjustment for biological assets	7	—	—	466,519	152,912
		957,536	1,083,463	7,132,187	20,648,111
Changes in assets and liabilities:
Trade accounts receivable		1,884,489	940,251	2,260,829	(1,975,224)
Inventories		346,293	(114,296)	336,358	(3,019,095)
Recoverable taxes		(47,016)	(1,030,558)	(113,366)	(1,768,241)
Other current and non-current assets		8,720	264,684	(154,111)	590,285
Biological assets		—	—	(1,337,166)	(2,612,465)
Trade accounts payable and supply chain finance		(865,442)	(1,236,296)	(5,335,760)	(2,507,092)
Taxes paid in installments		(106,073)	(194,726)	(106,073)	(195,952)
Other current and non-current liabilities		299,829	131,511	(110,799)	(532,691)
Antitrust agreements payment		—	—	(150,027)	(873,107)
Income taxes paid		—	—	(204,134)	(3,196,129)
Changes in operating assets and liabilities		1,520,800	(1,239,430)	(4,914,249)	(16,089,711)

Cash provided by (used in) operating activities		2,478,336	(155,967)	2,217,938	4,558,400

Interest paid		(564,120)	(517,369)	(3,340,764)	(2,384,177)
Interest received		107,364	42,492	487,547	272,755

Net cash flows provided by (used in) operating activities		2,021,580	(630,844)	(635,279)	2,446,978

Cash flow from investing activities
Purchases of property, plant and equipment	12	(419,723)	(636,924)	(3,669,062)	(4,817,066)
Proceeds from sale of property, plant and equipment	12	9,584	19,091	82,602	50,020
Proceeds of intangible assets	14	(4,804)	(3,888)	(15,396)	61,600
Additional investments in equity-accounted investees	11	(9,541)	—	—	(10,811)
Acquisitions/ incorporations, net of cash acquired	3	654	—	(2,603)	(739,057)
Dividends received		17,500	6,000	17,500	6,000
Related party transactions		(3,681,010)	6,195,246	2,599	1,301
Other		—	—	102,788	—
Cash provided by (used in) investing activities		(4,087,340)	5,579,525	(3,481,572)	(5,448,013)

Cash flow from financing activities
Proceeds from loans and financings		10,267,773	5,134,977	20,746,314	28,081,190
Payments of loans and financings		(4,747,332)	(3,355,186)	(12,997,962)	(19,877,009)
Derivatives instruments received/settled		(124,301)	(1,024,954)	(47,070)	(1,126,416)
Margin cash withdraw/(applied in)		61,826	153,590	(59,721)	427,317
Dividends paid	21.b2	(2,218,116)	(2,218,126)	(2,218,116)	(2,218,126)
Dividends paid to non-controlling interest		—	—	(22,662)	(9,592)
Purchase of PPC treasury shares		—	—	—	(582,459)
Purchase of treasury shares	21.b1	—	(3,648,028)	—	(3,648,028)
Sales of treasury shares		—	824,250	—	824,250
Payments of leasing contracts	13	(22,024)	(15,607)	(1,104,144)	(1,103,797)
Cash provided by (used in) financing activities		3,217,826	(4,149,084)	4,296,639	767,330

Effect of exchange rate changes on cash and cash equivalents		(176,713)	(104,909)	(623,234)	(1,589,411)
Net change in cash and cash equivalents		975,353	694,688	(443,446)	(3,823,116)
Cash and cash equivalents beginning of period		2,096,334	2,654,374	13,182,158	23,239,150
Cash and cash equivalents at the end of period		3,071,687	3,349,062	12,738,712	19,416,034

Non-cash transactions:
		Company		Consolidated
	Notes	2023	2022	2023	2022
Non-cash additions to right of use assets and lease liabilities	13	47,055	7,021	1,387,562	1,326,294
Capitalized interests	12	69,551	(31,770)	(211,095)	(102,013)
Increase/decrease in share capital subsidiaries through assumption of debt		—	(11,449,479)	—	—
Cancellation of treasury shares	21.b1	—	(5,851,685)	—	(5,851,685)

The accompanying notes are an integral part of these condensed interim financial statements.

JBS S.A.

Statements of economic value added the six month period ended June 30, 2023 and 2022

In thousands of Brazilian Reais - R$

	Company		Consolidated
	2023	2022	2023	2022
Revenue
Sales of goods and services	24,734,268	26,997,451	177,831,387	184,763,947
Other income (expense)	4,811	(398)	190,318	18,697
Expected credit losses	(25,338)	(24,987)	(32,526)	(41,222)
	24,713,741	26,972,066	177,989,179	184,741,422
Goods
Cost of services and goods sold	(18,611,889)	(21,109,131)	(113,961,178)	(108,603,335)
Materials, energy, services from third parties and others	(3,373,132)	(3,232,112)	(33,526,754)	(33,049,313)
	(21,985,021)	(24,341,243)	(147,487,932)	(141,652,648)

Gross added value	2,728,720	2,630,823	30,501,247	43,088,774

Depreciation and Amortization	(422,732)	(394,603)	(5,250,371)	(4,789,968)

Net added value generated	2,305,988	2,236,220	25,250,876	38,298,806

Net added value by transfer
Share of profit of equity-accounted investees, net of tax	(652,328)	9,612,772	29,426	36,027
Financial income	816,676	2,334,961	1,117,556	3,227,582
Others	8,464	14,702	(109,328)	84,470
	172,812	11,962,435	1,037,654	3,348,079

NET ADDED VALUE TOTAL TO DISTRIBUTION	2,478,800	14,198,655	26,288,530	41,646,885

DISTRIBUTION OF ADDED VALUE
Labor
Salaries	1,334,735	1,300,300	17,836,950	17,474,619
Benefits	225,338	187,838	3,637,615	3,407,158
FGTS (Brazilian Labor Social Charge)	93,346	79,439	254,474	212,732
	1,653,419	1,567,577	21,729,039	21,094,509
Taxes and contribution
Federal	50,776	194,249	(87,671)	3,047,902
State	279,209	277,777	904,472	999,917
Municipal	11,885	11,240	12,594	12,017
	341,870	483,266	829,395	4,059,836
Capital Remuneration from third parties
Interests and exchange variation	2,121,550	2,987,582	4,212,731	5,083,424
Rents	19,247	24,603	386,817	360,200
Others	58,941	41,089	758,216	1,326,023
	2,199,738	3,053,274	5,357,764	6,769,647
Owned capital remuneration
Net income (loss) attributable to company shareholders	(1,716,227)	9,094,538	(1,716,227)	9,094,538
Non-controlling interest	—	—	88,559	628,355
	(1,716,227)	9,094,538	(1,627,668)	9,722,893
ADDED VALUE TOTAL DISTRIBUTED	2,478,800	14,198,655	26,288,530	41,646,885

The accompanying notes are an integral part of these condensed interim financial statements.

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

1 Background Information

JBS S.A (“JBS” or the “Company”), is a corporation with its headquarters office in Brazil, in the City of São Paulo, and is controlled by J&F Investimentos S.A. The Company has its shares publicly traded and listed on the “Novo Mercado” segment of the Sao Paulo Stock Exchange (B3 - Bolsa de Valores, Mercadorias & Futuros) under the ticker symbol “JBSS3”. In addition, American Depository Receipts related to shares issued by JBS are also publicly traded in the United States of America under the symbol “JBSAY”. These individual and consolidated financial statements comprise the Company and its subsidiaries (collectively, the ‘Company’) for the period ended June 30, 2023 and were authorized by the Board of Directors on August 14, 2023.

The financial statements presented below include, in addition to the individual operations of JBS in Brazil, the activities of its subsidiaries, in Brazil and abroad.

1.1 Main operating events that occurred during the period:

1.1.1   Filing of registration statement with the Securities Exchange Comission (SEC): On May 19, 2023,the Company filed a registration statement with the SEC, located in the United States of America. This filing relates to the Company’s proposed offer to list 11 series of notes (Bonds), which are guaranteed by the Company. At the time the registration statement becomes effective, the Company will be subject to disclosure requirements and other regulations and standards relating to securities in the United States of America and the compliance obligations of the Sarbanes Oxley Act (“SOX”).

1.1.2   Distribution of interim dividends: On June 19, 2023, the Company approved the distribution of interim dividends referring to the net income from the year ended at December 31, 2022 in the amount of R$R$2.22 billion, corresponding to R$1,00 per ordinary share, in accordance with the shareholder´s base at June 22, 2023. The interim dividends were distributed at June 29, 2023.

1.2 Seasonality: In the chicken business, globally, we have observed fluctuations in demand whereby our net revenues in Brazil from this segment are historically higher in the first half of the year, coinciding with the summer and fall, and sales volume of certain of our special product lines undergo considerable variation during certain holidays, including Christmas, New Year’s and Easter. In the beef sector in the United States, seasonal demand for beef products is higher in the summer and autumn months, when weather patterns allow for more outdoor activities.The pork sector in the United States experiences the greatest demand for pork in the first and fourth quarters of the year, when the availability of hogs combined with the holidays increase the demand for ham, pork loin and other pork products with greater aggregated value.

2 Basis of preparation and presentation of financial statements

The financial statements were prepared in accordance with the standard CPC 21 (R1) - Interim Statements, approved by the Brazilian Accounting Standards Committee and equivalent to International Accounting Standard “IAS” 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Therefore, these Interim Condensed Financial Statements as of June 30, 2023 do not include all footnotes and information required to be considered “complete financial statements” due to redundancy in relation to what is presented in the individual and consolidated annual financial statements (December 31, 2022) prepared in accordance with the accounting practices adopted in Brazil (BRGAAP) and with International Financial Reporting Standards (IFRS), approved by the Board of Directors on March 21, 2023. The parent company’s individual financial statements are identified as “Company” and the consolidated financial statements are identified as “Consolidated”.

2.1 Functional and presentation currency

These condensed interim financial statements are presented in Brazilian reais (R$), which is the Company’s presentation and functional currency. All financial information is presented in thousands of reais, except when indicated otherwise.

2.2 New standards, amendments and interpretations

a. Standards, amendments and interpretations recently issued and adopted by the Company

Accounting Policies, Changes in Accounting Estimates and Errors: Amendments to IAS 8/CPC 23

As of January 1, 2023, the amendments clarify the distinction between changes in accounting estimates, changes in accounting policies and correction of errors, to assist in correctly applying the guidance. The Company did not identified any significant impacts as a result of this change.

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

Deferred Tax related to Assets and Liabilities arising from a Single Transaction: Amendments to IAS 12/CPC 32

As of January 1, 2023, the amendments narrow the scope of the initial recognition exemption (IRE) so that it no longer applies to transactions that, among other things, on initial recognition, give rise to equal taxable and deductible temporary differences. As a result, a deferred tax asset and a deferred tax liability should be recognized for temporary differences arising on initial recognition of a lease and decommissioning provision. The Company did not identify any significant impacts as a result of this change.

b. New standards, amendments and interpretations that are not yet effective

Presentation of Financial Statements: Amendments to IAS 1/CPC 26

As of January 1, 2023, sets out the requirements to defer settlement of a liability and whether the Company has reached these requirements at the end of the reporting period and, also, whether the classification between current and non-current would impact the entity’s ability to exercise the postponement right. The amendments also clarify that a derivative embedded in a convertible liability does not affect the classification of the liability if the derivative itself is an equity instrument. The Company is following the discussions and so far has not identified significant impacts as a result of this change.

3 Business combination

The acquisitions accounted for as business combinations are presented bellow. Management considers an acquisitions significant for disclosure when total assets exceeds US$50 million (R$240,960 million at June 30, 2023). Acquisitions are paid with cash and cash equivalents, except where otherwise indicated.

Acquired company	Acquiror	(%) of voting interests acquired	Background and rationale for acquisition	Goodwill deductible for tax (1)	Acquisition date	Acquisition price	Goodwill
TriOak Foods (“TriOak”) (2)	Swift Pork	100%	Operates in multiple states in the United States, in the hog processing and commercialization of grains with operations. Swift Pork was the exclusive purchaser of TriOak´s hogs. The acquisition ensures access to a consistent supply of premium hogs for the Company’s pork processing facilities.	Yes	12.02.22	1,211,909	117,348

(1)	The tax deductibility of goodwill follows the legislation of each country, considering that the acquirer’s country of domicile does not coincide with the country of domicile of the acquiree.

(2)	The allocation of TriOak’s acquisition price was adjusted during the first semester of 2023, with a reduction in biological assets of R$127,014 and an increase in goodwill in the amount of R$112,242.

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

The assets acquired and liabilities assumed in the business combination were measured at fair value as presented below:

Acquisitions
2022
FAIR VALUE	TriOak

Cash and cash equivalents	19,509
Trade accounts receivable	32,657
Inventories	81,408
Biological assets	689,969
Property, plant and equipment	603,510
Right of use assets	698,128
Other assets	10,004
ASSETS	2,135,185

Trade accounts payable	111,191
Loans and financing	219,747
Accrued income taxes, other taxes, payroll and social charges	11,558
Lease liabilities	698,128
LIABILITIES	1,040,624

Total identifiable net assets fair value	1,094,561
Purchase consideration transferred	1,211,909
Goodwill	117,348

4 Cash and cash equivalents and margin cash

	Company		Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Cash on hand and at banks	1,182,291	1,820,325	4,990,477	5,972,915
CDB (bank certificates of deposit) and National Treasury Bill (Tesouro Selic) (1)	1,889,396	276,009	7,748,235	7,209,243
Cash and cash equivalents total	3,071,687	2,096,334	12,738,712	13,182,158

(1)	CDBs are held at high quality financial institutions and earn interest based on floating rates and are pegged to the Brazilian overnight interbank lending rate (Certificado de Depósito Interbancário - CDI). Tesouro Selic are bonds purchased from financial institutions having conditions and characteristics that are similar to CDB’s.

	Company		Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Margin cash	—	—	473,026	308,302
Investments in Treasury bills	18,608	80,434	337,001	371,089
Margin cash total	18,608	80,434	810,027	679,391

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

5 Trade accounts receivable

	Company		Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Current receivables:
Domestic sales	986,833	1,414,055	9,999,351	11,152,049
Foreign sales	759,994	2,315,482	3,302,750	5,058,255
Subtotal	1,746,827	3,729,537	13,302,101	16,210,304
Overdue receivables:
From 1 to 30 days	269,344	325,741	2,017,021	2,515,484
From 31 to 60 days	177,311	142,384	511,316	590,988
From 61 to 90 days	121,181	133,895	276,785	346,939
Above 90 days	252,933	310,931	1,006,073	1,038,761
Expected credit losses	(246,282)	(252,719)	(418,167)	(431,170)
Present value adjustment	(9,178)	(9,758)	(29,680)	(36,411)
Subtotal	565,309	650,474	3,363,348	4,024,591
Trade accounts receivable, net	2,312,136	4,380,011	16,665,449	20,234,895

Present value adjustment: The Company discounts its receivables to present value using interest rates directly related to customer credit profiles. The monthly interest rate used to calculate the present value of outstanding receivables on June 30, 2023 was 1.8% per transaction (1.3% per transaction at December 31, 2022).The present value adjustment is recognized as an offset to sales of products and services.

The Company and its subsidiaries enter into credit assignment transactions with financial institutions, where these institutions acquire trade accounts receivable balances held against certain third-party or intercompany customers in the domestic and foreign markets. The terms of the assignment transactions result in a permanent transfer of the risks and benefits to the financial institutions.

Changes in expected credit losses:	Company		Consolidated
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Initial balance	(252,719)	(262,431)	(431,170)	(459,378)
Additions	(25,338)	(24,987)	(32,526)	(41,222)
Write-offs/ Reversals	36,496	20,112	44,415	27,237
Exchange rate variation	(4,721)	12,819	1,114	25,869
Closing balance	(246,282)	(254,487)	(418,167)	(447,494)

6 Inventories

	Company		Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022

Finished products	2,806,724	2,906,265	16,665,712	17,199,677
Work in process	570,207	529,556	2,973,327	2,730,386
Raw materials	689,229	963,523	3,664,082	4,864,552
Supplies	225,814	233,857	3,070,459	3,347,479
	4,291,974	4,633,201	26,373,580	28,142,094

Changes in the realizable value of inventories is recognized in the financial statements as “Cost of sales” and is presented below:

	Company		Consolidated
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Initial balance	(58,110)	(6,742)	(310,581)	(248,637)
Additions	(9,766)	(680)	(174,225)	(213,375)
Incorporation (1)	(332)	—	—	—
Write-offs	49,027	1,783	188,849	185,431
Exchange rate variation	—	—	7,740	2,400
Closing balance	(19,181)	(5,639)	(288,217)	(274,181)

(1)	Refers to the direct subsidiary´s Brazservice Ltda. incorporation which occurred during the first half of 2023.

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

7 Biological assets

	Consolidated
Changes in biological assets:	Current		Non-current
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Initial balance	9,710,693	7,420,848	2,619,066	2,245,019
Acquired in business combinations	—	183,617	—	71,973
Business combination adjustments (1)	(127,014)	—	—	—
Increase by reproduction (born) and cost to reach maturity	32,176,058	29,401,033	2,326,075	1,823,340
Reduction for slaughter, sale or consumption	(34,349,474)	(28,951,060)	(148,400)	(127,221)
Purchase	1,232,353	1,267,256	446,545	415,743
Decrease by death	(297,376)	(658,782)	(48,615)	(31,863)
Fair value adjustments	(466,519)	(153,007)	—	95
Reclassification from non-current to current	931,196	707,753	(931,196)	(707,753)
Exchange rate variation	(418,264)	(885,858)	(142,842)	(131,409)
Changes in fair value (including amortization of breeders)	—	—	(1,465,897)	(1,230,243)
Closing balance	8,391,653	8,331,800	2,654,736	2,327,681

(1)	Refers to the TriOak business combination adjustments, acquired during the year ended at 2022, as described in the footnote 3 - Business Combination.

8 Recoverable taxes

	Company		Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Value-added tax on sales and services - ICMS/IVA/VAT/GST	1,537,962	2,040,368	5,042,012	5,253,253
Social contribution on billings - PIS and COFINS	1,592,449	1,502,722	2,472,077	2,752,896
Withholding income tax - IRRF/IRPJ	3,963,559	3,981,884	5,873,583	6,257,710
Excise tax - IPI	21,366	21,748	115,884	127,719
Reintegra	29,441	32,463	45,398	49,832
Other	28,839	23,644	64,971	55,087
	7,173,616	7,602,829	13,613,925	14,496,497

Current	1,643,885	1,473,985	5,089,128	5,330,928
Non-current	5,529,731	6,128,844	8,524,797	9,165,569
	7,173,616	7,602,829	13,613,925	14,496,497

9 Related parties transactions

The main balances of assets and liabilities, as well as the transactions resulting in income (loss) for any period, arise from transactions between related parties at market conditions and prices. Amounts charged include borrowing costs, interest and rate differences, when applicable. The following table includes balances and the net effect on income of intercompany financing transactions between the Company and its subsidiaries:

	Company		Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Related party receivables	1,073,926	1,103,125	974,457	951,021
Related party payables	(18,223,794)	(22,066,929)	—	—
	(17,149,868)	(20,963,804)	974,457	951,021

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

		Transference of costs	Statement of financial position accounts		Financial income (expense)
	Currency	(administrative and funding)	June 30, 2023	December 31, 2022	2023	2022
Direct subsidiaries
JBS Investments Luxembourg S.à.r.l	US$	2.52% to 3.64% p.y.	(7,882,529)	(10,047,675)	(113,515)	(77,699)
JBS Confinamento Ltda.	R$	CDI + 4% p.y.	90,081	109,696	9,690	9,632
JBS Embalagens Metálicas Ltda	R$	CDI + 4% p.y.	24	14	1	1
JBS Finance Luxembourg S.à.r.l	US$	2.52% to 3.64% p.y.	—	—	—	(74,322)
Brazservice Ltda. (1)	R$	CDI + 4% p.y.	—	32,502	1,546	2,607
Enersea Ltda. (1)	R$	CDI + 4% p.y.	—	80	4	626
Indirect subsidiaries
Seara Holding Ltda. (2)	R$	—	(6,398,511)	—	—	—
JBS Luxembourg S.à.r.l	US$	1.83% to 7.3% p.y.	(2,711,281)	(3,497,390)	(66,320)	(183,943)
Seara Alimentos Ltda. (2)	R$	CDI + 4% p.y.	(1,231,473)	(8,521,864)	(595,408)	(63,876)
JBS Leather Paraguay Srl	GUA	7.00% p.y.	9,364	9,812	226	236
Other related parties
J&F Investimentos S.A.	R$	IPCA	565,203	543,165	21,815	—
J&F Oklahoma Holdings, Inc.	R$	3.4% (*)	403,790	400,017	3,773	(7,412)
Flora Produtos de Higiene e Limpeza S.A.	R$	Selic	5,464	7,839	223	358
Total			(17,149,868)	(20,963,804)	(737,965)	(393,792)

(*)	Interest rate for the contract term.

(1)	The direct subsidiaries Brazservice Ltda. and Enersea Ltda were incorporated by the Company for corporate structure simplification purposes.

(2)	Related to the partial transfer of the open balance with the indirect subsidiary Seara Alimentos Ltda. to the indirect subsidiary Seara Holding Ltda.

The transactions above refer to working capital funding. Settlement in the future shall be through a capital contribution/ capital reduction or dividends distribution.

Related party receivable

	Consolidated
	June 30, 2023	December 31, 2022
J&F Investimentos S.A.	565,203	543,165
J&F Oklahoma Holdings, Inc.	403,790	400,017
Flora Produtos de Higiene e Limpeza S.A.	5,464	7,839
	974,457	951,021

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

The disclosure of significant intercompany commercial transactions is in accordance with the criteria established by Management, by disclosing individual balances which are equal to or higher than 2% of the total of each transaction (sale of products, purchases, accounts receivable and accounts payable). Additionally, transactions which are below the described criteria will be disclosed if the information is relevant. This analysis is performed for each related party. If any related party has not met this criteria in the past but does in the current period, the comparative balance will be disclosed.

	Accounts receivable		Accounts payable		Purchases/Services rendered		Sale of products/Services provided
COMPANY	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	2023	2022	2023	2022
Direct subsidiaries
JBS Confinamento Ltda.	1,871	2,300	54,629	119,563	400,979	558,436	7,075	6,726
JBS Toledo N.V.	28,089	8,577	—	—	—	—	177,602	150,393
JBS Chile Limitada	25,022	6,514	26	730	4,386	2,446	62,349	28,511
Brazservice Ltda.	—	2,977	—	14,283	39,846	66,174	16,704	65,708
Conceria Priante Srl	662	15,479	—	—	—	—	10,265	20,680
Indirect subsidiaries
Seara Alimentos Ltda.	158,720	215,066	50,892	58,663	118,557	100,386	1,209,326	1,385,389
JBS Global UK Limited	82,122	138,313	—	—	—	—	236,258	173,701
JBS Aves Ltda.	5,655	5,523	20,850	20,757	1,378	3,564	70,598	71,555
Weddel Limited	11,292	22,402	—	—	—	—	40,747	18,205
Sampco, LLC	42,426	108,359	—	—	—	—	454,935	408,963
Meat Snacks Partners do Brasil Ltda.	27,478	3,547	—	128	—	—	177,397	330,626
JBS Asia Limited	—	—	141,464	82,036	89,350	40,978	—	—
JBS Leather Asia Limited	10,920	70,780	—	—	—	—	159,050	132,262
JBS USA Holding Lux S.à.r.l.	21,177	520,893	—	715	20	—	624,383	457,276
Seara Comércio de Alimentos Ltda.	239	4,349	2,645	1,680	12,321	9,502	10,601	6,454
JBS Australia Pty.Ltd.	3,319	9,298	—	678	—	—	88,728	107,587
Other related parties
Agropecuária Santa Luzia Ltda.	147	1,772	466	134	9,587	13,416	3,245	1,966
JBJ Agropecuária Ltda.	3,098	2,912	423,880	486,357	971,810	523,159	11,249	13,286
Flora Produtos de Higiene e Limpeza S.A	40,448	34,359	—	—	4	4,504	155,658	158,448
Eldorado Brasil Celulose S.A.	283	314	—	6	59	191	1,865	4,834
Banco Original S.A	8	5	—	9	—	—	50	37
Prima Foods S.A.	132	315	2,143	4,012	35,605	55,459	2,174	6,755
	463,108	1,174,054	696,995	789,751	1,683,902	1,378,215	3,520,259	3,549,362

Other financial transactions in the Company

The Company and a few of its subsidiaries entered into an agreement in which Banco Original (Related party) acquires trade accounts receivables held against certain of the Company’s customers in the domestic and foreign markets. The assignments are measured at market value through a permanent transfer of the risks and benefits to Banco Original of all trade accounts receivable. At June 30, 2023, the unpaid balance of transferred receivables was R$2,041,421 (R$969,151 at December 31, 2022) in the Company, and R$4,079,042 (R$2,133,083 at December 31, 2022) in the Consolidated, respectively. For the six month period ended June 30, 2023, the Company incurred financial costs related to this operation in the amount of R$105,964 (R$74,402 at June 30, 2022) in the Company, and R$229,401 (R$169,886 at June 30, 2022) in the Consolidated, respectively, recognized in these financial statements as financial expenses.

At June 30, 2023, the Company and a few of its subsidiaries hold investments with Banco Original, in the amount of R$1,456,671 (R$477,103 at December 31, 2022) in the Company and R$3,440,677 (R$1,869,825 at December 31, 2022) in the Consolidated, recognized as cash and cash equivalents, respectively. The short term investments, CDB and similar investments have earnings similar to CDI (Certificado de Depósito Interbancário), according to both maturity and amount established at the start date of the investment, following market practices. For the six month period ended June 30, 2023, the Company earned interest from these investments in the amount of R$4,426 (R$3,261 at June 30, 2022) in the Company, and R$41,125 (R$7,504 at June 30, 2022) in the Consolidated, respectively, recognized in these financial statements as financial income.

The Company enters into future delivery agreements for livestock with certain suppliers, including the related party JBJ Agropecuária Ltda.(“JBJ”), ensuring a fixed price when purchasing cattle without a cash impact in the Company until the maturity date of these commitments. Based on this contract of future delivery, JBJ already anticipated with the financial institutions in the supply chain finance modality. At June 30, 2023 the balance of this transaction was R$411,500 (R$446,000 at December 31, 2022).

The Company purchases residues generated from cattle slaughter for rendering operations with Prima Foods S.A. (formerly called Mata Boi Alimentos S.A.).

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

The Company sponsor´s a youth-directed business school, whose mission is to educate future leaders by offering free, high-quality education. During the six month period ended June 30, 2023 the Company made donations in the amount of R$58,700 (R$118,039 at June 30, 2022) recognized in these financial statements as general and administrative expenses.

The Company includes the related party Original Corporate Corretora de Seguros Ltda. on the bid for insurance renewal. If hired, the contracts are carried out at market value.

PicPay salary advance - Employees from the Company can opt to receive a salary advance every day 15 of each month. This advance will be deducted from the employee’s salary when the total payroll is paid at month end. PicPay pays the Company a fee of R$1.48 cents for each beneficiary who adhere the salary advance. At June 30, 2023, the total amount of the operation was R$175 (R$45 on June 30, 2022), recorded in the financial statements as revenue from sales of products and services.

No expected credit losses or bad debts relating to related party transactions were recorded during the six month period ended June 30, 2023 and 2022.

Remuneration of key management

The Company’s key management is comprised of its Executive Officers and Board of Directors. The aggregate amount of compensation received by the Company’s key management during the six month period ended June 30, 2023 and 2022 is the following:

	2023	2022
Salaries and wages	21,200	17,770
Variable cash compensation	96,876	98,000
	118,076	115,770

The Chief Executive Officer, the Administrative and Control Officer, the Chief Financial Officer and Investor Relations and the Executive Officers are parties to the Brazilian employment contract regime referred to as CLT (which is the Consolidation of Labor Laws), which follows all the legal prerogatives of payments and benefits.

Except for those described above, the Board of Directors members are not party to any employment contract or any other contracts for additional business benefits such as post-employment benefits or other long-term benefits, termination of work that does not conform to those requested by the CLT.

10 Income taxes

a. Composition of deferred tax income and social contribution

	Company		Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Deferred income taxes assets	—	—	3,577,265	3,161,300
Deferred income taxes liabilities	(3,243,914)	(2,995,114)	(6,558,963)	(7,112,102)
	(3,243,914)	(2,995,114)	(2,981,698)	(3,950,802)

	Company
	December 31, 2022	Income statement	Other adjustments (1)	June 30, 2023
Expected credit losses on trade accounts receivable	88,021	(2,331)	—	85,690
Provisions for contingencies	162,583	14,273	—	176,856
Present value adjustment - Trade accounts receivable	3,318	(198)	—	3,120
Right of use assets	2,732	659	—	3,391
Goodwill amortization	(3,277,762)	—	—	(3,277,762)
Present value adjustment - Trade accounts payable	2,090	(7,432)	—	(5,342)
Hedge operations (2)	61,197	(165,198)	—	(104,001)
Accrued liabilities	184,190	(84,652)	2	99,540
Realization of other reserves	(257,332)	1,566	—	(255,766)
Other temporary differences	35,849	(5,577)	88	30,360
Deferred taxes, net	(2,995,114)	(248,890)	90	(3,243,914)

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

	Company
	December 31, 2021	Income statement	June 30, 2022
Expected credit losses on trade accounts receivable	91,840	(3,218)	88,622
Provisions for contingencies	164,082	3,962	168,044
Present value adjustment - Trade accounts receivable	3,671	(617)	3,054
Right of use assets	3,622	(860)	2,762
Goodwill amortization	(3,277,762)	—	(3,277,762)
Present value adjustment - Trade accounts payable	2,694	(793)	1,901
Hedge operations (2)	16,236	(38,463)	(22,227)
Accrued liabilities	134,382	(23,326)	111,055
Realization of other reserves	(260,867)	1,857	(259,010)
Other temporary differences	(19,363)	54,182	34,820
Deferred taxes, net	(3,141,465)	(7,276)	(3,148,741)

	Consolidated
	December 31, 2022	Income statement	Exchange variation	Other adjustments (1)	June 30, 2023
Tax losses and negative basis of social contribution	3,387,144	1,170,484	(145,442)	—	4,412,186
Expected credit losses on trade accounts receivable	164,732	893	(3,676)	—	161,949
Provisions for contingencies	716,633	(39,132)	(15,148)	—	662,353
Present value adjustment - Trade accounts receivable	59,095	(14,528)	—	—	44,567
Tax credits - Foreign subsidiaries	68,855	1,409	(5,097)	73	65,240
Labor accidents accruals	32,032	5,779	(2,695)	—	35,116
Pension plan	54,708	2,427	(4,332)	(15,596)	37,207
Accrued liabilities	1,257,677	218,352	(87,609)	2	1,388,422
Non-deductible interests	399,481	363,833	(41,999)	—	721,315
Right of use assets	117,832	91,394	(8,601)	—	200,625
Goodwill amortization	(4,100,891)	(28,314)	34,158	—	(4,095,047)
Present value adjustment - Trade accounts payable	(42,292)	2,520	—	—	(39,772)
Business combination	(2,303,239)	(23,307)	163,087	—	(2,163,459)
Inventory valuation	(572,398)	(508,561)	69,306	—	(1,011,653)
Hedge and hedge accounting operations (2)	42,831	(133,387)	—	12,778	(77,778)
Realization of other reserves	(575,927)	8,311	—	—	(567,616)
Accelerated depreciation and amortization	(3,061,949)	(234,029)	227,995	—	(3,067,983)
Other temporary differences	404,874	(41,867)	(59,744)	9,367	312,630
Deferred taxes, net	(3,950,802)	842,277	120,203	6,624	(2,981,698)

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

	Consolidated
	December 31, 2021	Income statement	Exchange variation	Other adjustments (1)	June 30, 2022
Tax losses and negative basis of social contribution	2,407,989	450,032	(33,952)	—	2,824,069
Expected credit losses on trade accounts receivable	146,544	(4,624)	(401)	(19,735)	121,784
Provisions for contingencies	544,132	17,706	—	—	561,838
Present value adjustment - Trade accounts receivable	45,564	(1,356)	—	—	44,208
Tax credits - Foreign subsidiaries	74,993	(3,266)	(4,432)	(139)	67,156
Labor accidents accruals	218,775	(33,255)	(14,618)	—	170,902
Pension plan	120,970	36,146	(8,457)	(21,957)	126,702
Accrued liabilities	1,478,003	(146,881)	(82,737)	—	1,248,385
Non-deductible interests	32,889	134,982	(1,358)	—	166,513
Right of use assets	33,884	10,861	288	—	45,033
Goodwill amortization	(3,937,854)	(14,986)	24,303	—	(3,928,537)
Present value adjustment - Trade accounts payable	(33,568)	(7,239)	—	—	(40,807)
Business combination	(2,641,925)	123,929	155,643	96,543	(2,265,810)
Customer returns accruals - Foreign subsidiaries	(186,478)	19,231	12,054	—	(155,193)
Inventory valuation	131,675	147,351	(4,445)	—	274,581
Hedge and hedge accounting operations (2)	(150,686)	9,764	1,014	157,330	17,422
Realization of other reserves	(592,204)	8,384	—	—	(583,820)
Accelerated depreciation and amortization	(2,748,785)	190,853	177,216	—	(2,380,716)
Other temporary differences	135,629	(55,700)	142,825	18,814	241,568
Deferred taxes, net	(4,920,453)	881,932	362,943	230,856	(3,444,722)

(1)	Changes in the deferred tax balance sheet accounts that do not directly impact profit & loss accounts, are shown in a specific column in the footnotes. These changes refer mainly to the direct subsidiary Brazservice Ltda. incorporated in the Company; deferred taxes on cash flow hedge operations recognized in equity, carried out by the subsidiary Seara Alimentos; gains associated with pension and other postretirement benefit obligations in the United States of America; impacts related to the acquisitions of the King´s group in Italy and Rivalea in Australia.

(2)	The hedge and hedge accounting operations are demonstrated in footnote 27 - Risk management and financial instruments.

b. Reconciliation of income tax and social contribution expense:

	Company		Consolidated
	Six month period ended at June 30,		Six month period ended at June 30,
	2023	2022	2023	2022
Profit (loss) before income taxes (PBT)	(1,584,138)	9,509,092	(2,276,974)	12,419,642
Brazilian statutory corporate tax rate	-34%	-34%	-34%	-34%
Expected tax credit (expense)	538,607	(3,233,091)	774,171	(4,222,678)

Adjustments to reconcile taxable income:
Share of profit of equity-accounted investees	(221,792)	3,268,342	10,005	12,249
Investments grants (1)	478,948	280,945	1,202,565	483,854
International rate differences - Foreign subsidiaries	—	—	(146,310)	1,183,786
Net income arising from foreign subsidiaries (2)	(889,336)	(642,188)	(889,336)	(642,188)
Transfer pricing adjustment	(9,427)	(9,312)	(9,427)	(9,312)
Unrecognized tax benefits	—	—	(728,065)	234,387
Withholding tax expense - Foreign subsidiaries	—	—	—	(13,313)
Non-taxable interest - Foreign subsidiaries	—	—	324,814	227,859
Donations and social programs (3)	(19,958)	(544)	(19,958)	(544)
SELIC interests on tax credits	4,898	3,490	12,456	2,262
Other permanent differences	(14,029)	(82,196)	118,391	46,889
Current and deferred income tax (expense) income	(132,089)	(414,554)	649,306	(2,696,749)

Current income tax	116,801	(407,278)	(192,971)	(3,578,681)
Deferred income tax	(248,890)	(7,276)	842,277	881,932
	(132,089)	(414,554)	649,306	(2,696,749)
% IT/PBT	-8.34%	-4.36%	28.52%	-21.71%

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

	Company		Consolidated
	Three month period ended at June 30,		Three month period ended at June 30,
	2023	2022	2023	2022
Profit (loss) before income taxes (PBT)	(97,650)	3,989,058	(128,091)	5,206,529
Brazilian statutory corporate tax rate	-34%	-34%	-34%	-34%
Expected tax credit (expense)	33,201	(1,356,280)	43,551	(1,770,220)

Adjustments to reconcile taxable income:
Share of profit of equity-accounted investees	8,137	1,615,368	5,102	7,094
Investments grants (1)	253,959	145,692	510,077	252,923
International rate differences	—	—	(53,433)	522,237
Net income arising from foreign subsidiaries (2)	(451,309)	(263,547)	(451,309)	(263,547)
Transfer pricing adjustment	(1,776)	(1,446)	(1,776)	(1,446)
Unrecognized tax benefits	—	—	(335,615)	342,355
Withholding tax expense - Foreign subsidiaries	—	—	—	(13,313)
Non-taxable interest - Foreign subsidiaries	—	—	151,175	121,305
Donations and social programs (3)	(7,888)	(21)	(7,888)	(21)
SELIC interests on tax credits	3,948	1,787	7,209	(4,204)
Other permanent differences	(4,246)	(178,346)	62,831	(115,617)
Current and deferred income tax expense	(165,974)	(36,793)	(70,076)	(922,454)

Current income tax	72,499	(28,636)	(158,131)	(1,630,077)
Deferred income tax	(238,473)	(8,157)	88,055	707,623
	(165,974)	(36,793)	(70,076)	(922,454)
% IT/PBT	-169.97%	-0.92%	-54.71%	-17.72%

Additional information: analysis of the variation in the effective rate:

The Company believes that due to the origin and non-recurrence of specific events certain items should not be excluded from the effective tax rate disclosure such as deferred tax effects on goodwill amortization; unrecognized tax benefits and income tax on realization of the other reserves (since it is not relate to the net operating income); and v) effects of investments grants from priors years.. Therefore, the adjusted effective rate excluding the aforementioned effects, in the six month period ended at June 30, 2023 and 2022, the adjusted effective rate would be +8,93% and -4.38% in the Company and +49,68% and -23.44% in the Consolidated; and in the three month period ended June 30, 2023 and 2022, the adjusted effective rate would be -1,610.50% and -0.95% in the Company and +168,45% and -24.37% in Consolidated.

(1)	The Company and its subsidiaries recognize investments grants given by state governments as a presumed credit, partial and full reduction of the ICMS calculation base of certain goods in its production chain, in accordance with the regulations of each state. The amounts appropriated from these tax incentives as revenue in the income statement are excluded from the calculation of taxes on income, when the requirements set forth in current legislation are achieved. During the six month period ended June 30, 2023, the Company and its subsidiaries recorded the amount of government subsidies in the amount of R$3.5 billion (R$1.4 billion as of the six month period ended June 30, 2023), of which R$1.44 billion of presumed credit (R$1.4 billion as of the six month period ended June 30, 2023) and R$2.09 billion of reduction and exemption from ICMS, (nil as of the six month period ended June 30, 2023) excluded from its calculation basis for income tax and social contribution.

The exclusion of this tax benefit from the income tax and social contribution calculation base on net income reflected a tax gain in the six month period ended June 30, 2023 of R$490,709 referring to the presumed credit (R$483,854 as of the six month period ended June 30, 2023) and R$711,855 of exemption and base reduction.

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

On April 26, 2023, the STJ (Superior Court of Justice) announced the completion of the judgment of Special Resp. 1,945,110 and 1,987,158 (Repeating Item 1182), which discusses precisely the requirement of IRPJ and CSLL on amounts related to ICMS tax incentives, other than those granted in the form of presumed credits.

Considering, however, that the decision of the STJ has not yet been made available, the Company informs that it monitors and will evaluate the possible impacts as soon as the final outcome of the case occurs.

(2)	According to Law No. 12,973/14, the income from foreign subsidiaries must be taxed at the Brazilian statutory tax rate of 34%, and the income tax paid abroad by these subsidiaries may be used to compensate income taxes to be paid in Brazil. The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation (profits taxed by-foreign jurisdictions included in the reconciliation of income tax and social contribution expense). The Group analyzes the results of each subsidiary for the application of its income tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

(3)	Refers to the donations made by the Company, as described in Note 26 – Expenses by nature.

11 Investments in equity-accounted investees, associates and joint venture

Changes in the Company’s investments:
				Equity
	December 31, 2022	Addition (disposal)	Exchange rate variation	Changes in the equity of investees (1)	Proportionate share of income (loss)	June 30, 2023
JBS Embalagens Metálicas Ltda.	80,777	—	—	—	(69)	80,708
JBS Confinamento Ltda.	377,409	—	—	—	(58,655)	318,754
Conceria Priante Srl	120,500	—	(6,265)	—	(8,942)	105,293
JBS Leather International B.V. (2)	635,828	19,314	(48,150)	4,346	(3,401)	607,937
Brazservice Ltda. (3)	43,940	(43,304)	—	—	(636)	—
Meat Snacks Partners, LLC. (4)	209,092	(17,500)	(2)	—	28,242	219,832
Enersea Ltda. (3)	350	(356)	—	—	6	—
JBS Asset Management Corporation	111,742	—	(8,649)	—	2,703	105,796
JBS Investments Luxembourg S.à.r.l. (2)	53,603,571	(10,063)	(4,211,681)	3,302,283	(625,927)	52,058,183
JBS B.V. (2)	(27)	290	(1)	(1)	(235)	26
JBS Toledo N.V.	195,970	—	(11,149)	—	8,515	193,336
JBS Chile Limitada	19,953	—	(610)	—	6,102	25,445
JBS Finance Luxembourg S.à.r.l.	404	—	(29)	—	(31)	344
Total	55,399,509	(51,619)	(4,286,536)	3,306,628	(652,328)	53,715,654

(1)	Refers to changes in the equity of investees arising from subsidiaries of the functional currency dollar of the direct subsidiary JBS Investments Luxembourg S.à.r.l. (JBS Investments Lux) to the functional currency of its subsidiaries, such as Australian dollar, Canadian dollar, Pound sterling, Euro, Mexican peso, among others.

(2)	The Company capital contribution/capital reduction in the direct subsidiaries JBS Investments Lux, JBS Leather International and JBS B.V.

(3)	The directs subsidiaries Brazservice Ltda. and Enersea Ltda. were incorporated in the Company for corporate structure simplification purposes.

(4)	The joint venture Meat Snacks Partners LLC distributed profits to the Company.

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

Changes in the Consolidated’s investments:

Refers to investments in associate and joint venture:

				Equity
	Participation	December 31, 2022	Profit distribution	Changes in the equity of investees	Proportionate share of income	June 30, 2023
Meat Snacks Partners, LLC.(4)	50%	209,092	(17,500)	(2)	28,242	219,832
JBS Foods Ontario, Inc.	100%	75,720	—	(5,875)	2,769	72,614
Birla Societá Agricola Srl	20%	10,025	—	(451)	(1,585)	7,989
Total		294,837	(17,500)	(6,328)	29,426	300,435

Changes in the Company’s investments:

				Equity
	December 31, 2021	Addition (disposal)	Exchange rate variation	Changes in the equity of investees	Proportionate share of income (loss)	June 30, 2022
JBS Embalagens Metálicas Ltda. (1)	80,852	25	—	—	(50)	80,827
JBS Confinamento Ltda. (1)	5,029	460,601	—	—	(44,076)	421,554
Conceria Priante Srl	151,113	—	(19,897)	—	(1,676)	129,540
JBS Leather International B.V. (2)	806,120	(85,601)	(58,632)	1,523	(300)	663,110
Brazservice Ltda.	45,376	—	—	—	634	46,010
Meat Snacks Partners, LLC (3)	169,050	(6,000)	—	—	34,552	197,602
Enersea Ltda.	(7,193)	—	—	—	(1,034)	(8,227)
JBS Asset Management Corporation	114,814	—	(6,885)	—	3,567	111,496
JBS Investments Luxembourg S.à.r.l. (4)	58,900,478	(11,910,105)	(4,045,393)	(1,808,507)	9,615,371	50,751,844
Swift Foods B.V.	109	—	(4)	—	(46)	59
JBS Toledo N.V.	211,470	—	(29,340)	—	5,774	187,904
JBS Chile Limitada	18,431	—	(2,609)	—	52	15,874
JBS Finance Luxembourg S.à.r.l.	381	—	(18)	—	4	367
Total	60,496,030	(11,541,080)	(4,162,778)	(1,806,984)	9,612,772	52,597,960

(1)	The Company increased capital in the direct subsidiaries JBS Embalagens Metálicas and JBS Confinamento, through partial settlement of intercompany loans.

(2)	The Company recognized an impairment provision in intangible assets in one of its subsidiaries, with operations in South America.

(3)	The indirect subsidiary Meat Snacks Partners, LLC distributed dividends to the Company.

(4)	The direct subsidiary JBS Investments Luxembourg reduced capital, through partial settlement of intercompany loans.

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

Changes in the Consolidated’s investments:

				Equity
	December 31, 2021	Addition	Dividends distribution	Changes in the equity of investees	Proportionate share of income	June 30, 2022
Meat Snacks Partners, LLC (3)	169,050	—	(6,000)	—	34,552	197,602
JBS Ontario	74,140	—	—	(4,581)	1,475	71,034
Birla Societá Agricola (5)	—	10,811	—	(939)	—	9,872
Total	243,190	10,811	(6,000)	(5,520)	36,027	278,508

(5)	The indirect subsidiary Rigamonti Salumificio acquired the King’s group, as described in the footnote 3, also acquiring 20% of the shares in the associated Birla Societá Agricola (“Birla”). Birla operations are pork raising and fattening for the King’s group in Europe.

12 Property, plant and equipment

Changes in property, plant and equipment:

Company	December 31, 2022	Additions net of transferences (1)	Incorporation (2)	Disposals	Depreciation expense	June 30, 2023
Buildings	3,580,188	85,098	14,402	(3)	(125,612)	3,554,073
Land	1,749,340	115,546	276	(82)	—	1,865,080
Machinery and equipment	3,066,247	134,264	14,181	(2,376)	(155,904)	3,056,412
Facilities	1,797,795	124,398	7,852	(19)	(56,984)	1,873,042
Computer equipment	41,814	7,831	178	(149)	(7,978)	41,696
Vehicles (land and air)	515,344	261,821	371	(17,998)	(44,491)	715,047
Construction in progress	2,214,667	29,756	—	—	—	2,244,423
Other	62,468	5,402	642	(137)	(6,077)	62,298
	13,027,863	764,116	37,902	(20,764)	(397,046)	13,412,071

Company	December 31, 2021	Additions net of transferences (1)	Disposals	Depreciation expense	June 30, 2022
Buildings	3,746,613	18,888	(286)	(105,439)	3,659,776
Land	1,748,561	637	—	—	1,749,198
Machinery and equipment	3,131,222	169,629	(2,021)	(170,890)	3,127,940
Facilities	1,680,385	79,356	(245)	(51,194)	1,708,302
Computer equipment	35,229	10,003	(145)	(7,387)	37,700
Vehicles (land and air)	442,619	46,683	(19,711)	(34,853)	434,738
Construction in progress	1,419,799	339,753	—	—	1,759,552
Other	64,412	3,745	(66)	(5,660)	62,431
	12,268,840	668,694	(22,474)	(375,423)	12,539,637

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

Consolidated	December 31, 2022	Additions net of transferences (1)	Disposals	Depreciation expense	Exchange rate variation	June 30, 2023
Buildings	19,722,714	1,843,222	(15,772)	(639,696)	(903,529)	20,006,939
Land	5,512,969	118,622	(935)	—	(194,091)	5,436,565
Machinery and equipment	19,998,538	2,444,256	(106,285)	(1,488,711)	(985,317)	19,862,481
Facilities	3,001,689	620,889	(1,406)	(107,639)	(1,079)	3,512,454
Computer equipment	606,623	144,436	(2,087)	(106,310)	(27,157)	615,505
Vehicles (land and air)	1,121,272	353,314	(21,091)	(103,399)	(48,594)	1,301,502
Construction in progress	11,084,915	(1,468,258)	—	—	(326,698)	9,289,959
Other	1,122,072	98,518	(44,863)	(85,634)	(51,779)	1,038,314
	62,170,792	4,154,999	(192,439)	(2,531,389)	(2,538,244)	61,063,719

Consolidated	December 31, 2021	Acquired in business combinations (3)	Additions net of transferences (1)	Business combination adjustments (4)	Disposals	Depreciation expense	Exchange rate variation	June 30, 2022
Buildings	19,502,310	267,885	715,698	23	(2,862)	(599,850)	(959,581)	18,923,623
Land	5,291,972	125,139	48,248	—	(595)	—	(229,634)	5,235,130
Machinery and equipment	20,191,401	187,489	1,583,453	367	(7,050)	(1,422,025)	(1,133,464)	19,400,171
Facilities	2,717,858	4,257	209,123	—	(294)	(85,202)	654	2,846,396
Computer equipment	680,011	3,686	73,393	—	(20,531)	(106,033)	(48,586)	581,940
Vehicles (land and air)	715,171	8,698	73,978	57	(20,709)	(74,253)	(17,982)	684,960
Construction in progress	6,805,741	18,469	2,090,035	—	—	—	(261,156)	8,653,089
Other	1,011,842	20,103	125,151	61	(2,700)	(81,360)	(66,120)	1,006,977
	56,916,306	635,726	4,919,079	508	(54,741)	(2,368,723)	(2,715,869)	57,332,286

(1)	Additions for each category includes transfer from construction in progress during the period.

(2)	Related to the direct subsidiary Brazservice Ltda. incorporated in the second quarter of 2023.

(3)	Refers to the 2022´s first semester acquisitions, King´s and Rivalea during the first quarter, and Biotech during the second quarter.

(4)	Refers to the business combination adjustment in the BMF´s (“Bait Almakoolat Food”) acquisition at December 31, 2021. Due its immateriality, the adjustments were made at the first half of 2022 changes.

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

For six month period ended June 30, 2023, the amount of capitalized interest added to construction in progress and included in additions in the Company was R$69,551 (R$79,855 at December 31, 2022) and R$211,095 (R$369,155 at December 31, 2022) in the Consolidated. The capitalization rate used at June 30, 2023 was 8.00% p.y., in the Company and 4.21% p.y. in the Consolidated (7.05% p.y., in The Company and 3.70 a.a% p.y. in the Consolidated at December 31, 2022 )

Annually, the Company tests the recoverability of its assets that were identified as having any indicator of impairment using the concept of value in use through discounted cash flow models). The tests for recoverability of assets are applied at the end of each fiscal year on December 31, follow by indications of impairment during the course of the year. For the six month period ended June 30, 2023, the Company recognized an impairment in fixed assets in the amount of US$21.7 million (R$104,576 million at June 30, 2023), related to the indirect subsidiary Planterra Foods Company, located at United States, due the closing of its operations.

13 Leases

The Company uses the optional exemption to not recognize a right of use asset and lease liability for short term (less than 12 months) and low value leases. The average discount rate used for the present value’s calculation of the lease provision of the identified assets and, consequently, for the monthly accrual of financial interest were 6.25% (8.25% at December 31, 2022) in the Company, and 8.24% (7.30% at December 31, 2022) in the Consolidated, in accordance with the term of each lease agreement and the economic policy of each subsidiary’s domicile.

13.1 Right of use asset

Changes in the right of use assets:

Company	December 31, 2022	Additions (1)	Terminated contracts	Amortization	June 30, 2023

Buildings	30,041	4,006	—	(7,670)	26,377
Computer equipment	10,728	—	—	(3,905)	6,823
Machinery and equipment	12,747	23,956	(263)	(5,827)	30,613
Operating plants	623	16,958	—	(2,671)	14,910
Land	253	576	—	(287)	542
Vehicles (land)	272	1,535	(54)	(263)	1,490
	54,664	47,031	(317)	(20,623)	80,755

Company	December 31, 2021	Additions (1)	Terminated contracts	Amortization	June 30, 2022

Buildings	18,789	598	—	(6,287)	13,100
Computer equipment	18,531	—	—	(3,903)	14,628
Machinery and equipment	4,146	5,550	(322)	(1,666)	7,708
Operating plants	3,365	852	—	(1,952)	2,265
Land	437	—	—	(195)	242
Vehicles (land)	222	—	—	(82)	140
Furniture and appliances	93	—	(76)	(16)	1
	45,583	7,000	(398)	(14,101)	38,084

Consolidated	December 31, 2022	Additions (1)	Terminated contracts	Amortization	Exchange rate variation	June 30, 2023

Growing facilities	4,299,324	517,747	(51,011)	(432,890)	(176,692)	4,156,478
Buildings	2,227,940	515,415	(22,504)	(203,574)	(97,063)	2,420,214
Computer equipment	48,089	—	(592)	(10,348)	(2)	37,147
Machinery and equipment	547,282	88,559	(5,259)	(129,133)	(24,862)	476,587
Operating plants	97,601	19,986	(635)	(16,166)	(749)	100,037
Land	102,478	2,902	—	(6,429)	(7,579)	91,372
Vehicles (land, air and sea)	1,052,178	228,909	(3,485)	(187,848)	(76,455)	1,013,299
	8,374,892	1,373,518	(83,486)	(986,388)	(383,402)	8,295,134

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

Consolidated	December 31, 2021	Acquired in business combinations (2)	Additions (1)	Terminated contracts	Amortization	Exchange rate variation	June 30, 2022

Growing facilities	3,406,396	53,608	672,546	(49,608)	(320,947)	(131,854)	3,630,141
Buildings	2,162,882	1,062	348,312	(3,056)	(192,440)	(175,074)	2,141,686
Computer equipment	67,004	—	—	—	(8,633)	(489)	57,882
Machinery and equipment	748,637	(3,401)	84,051	(10,769)	(162,189)	(51,197)	605,132
Operating plants	113,605	—	9,409	(21,618)	(10,820)	(3,637)	86,939
Land	365,027	12,603	327	(71)	(6,850)	(34,615)	336,421
Vehicles (land, air and sea)	1,095,266	17,269	195,354	(41,378)	(205,475)	(90,424)	970,612
Furniture and appliances	94	—	—	(75)	(16)	(1)	2
	7,958,911	81,141	1,309,999	(126,575)	(907,370)	(487,291)	7,828,815

(1)	Additions for each category includes PIS and COFINS to be paid.

(2)	Refers to the Rivalea’s acquisition, during the first quarter of 2022.

13.2 Lease liabilities

	Company		Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022

Undiscounted lease payments	101,731	71,666	10,895,903	10,903,766
Present value adjustment	(11,003)	(8,968)	(1,989,324)	(1,919,758)
	90,728	62,698	8,906,579	8,984,008
Breakdown:
Current liabilities	42,757	27,675	1,693,309	1,788,353
Non-current liabilities	47,971	35,023	7,213,270	7,195,655
	90,728	62,698	8,906,579	8,984,008

Changes in the lease liabilities:

Company	December 31, 2022	Additions	Interest accrual	Payments	Terminated contracts	June 30, 2023
Lease liabilities	62,698	47,055	3,289	(22,024)	(290)	90,728

Company	December 31, 2021	Additions	Interest accrual	Payments	Terminated contracts	June 30, 2022
Lease liabilities	52,599	7,021	2,371	(15,607)	(178)	46,206

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

Consolidated	December 31, 2022	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	June 30, 2023
Lease liabilities	8,984,008	1,387,562	245,604	(1,227,414)	(79,250)	(403,931)	8,906,579

Consolidated	December 31, 2021	Acquired in business combinations (2)	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	June 30, 2022
Lease liabilities	8,344,280	81,141	1,326,294	209,424	(1,103,797)	(131,064)	(497,706)	8,228,572

The amounts recognized as lease expense are shown below:

	Company		Consolidated
	2023	2022	2023	2022
Variable lease payments	10,148	13,525	519,719	304,430
Short term lease liability	3,337	3,686	16,391	11,202
Non-material lease liability	3,888	2,157	2,216,710	1,187,188
	17,373	19,368	2,752,820	1,502,820

The non-current portion of the lease liabilities schedule is as follows:

	June 30, 2023
	Company	Consolidated
2024	15,235	1,292,782
2025	23,489	1,168,511
2026	7,342	900,457
2027	2,476	698,029
2028	1,107	573,028
Maturities thereafter 2028	3,711	4,123,737
Total Future Minimum Lease Payments	53,360	8,756,544
Present Value of Lease Liabilities	(5,389)	(1,543,274)
	47,971	7,213,270

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

14 Intangible assets

Changes in intangible assets:

Company	December 31, 2022	Additions	Amortization expenses	June 30, 2023
Amortizing:
Trademarks	10,487	—	(2,480)	8,007
Softwares	20,534	4,804	(2,583)	22,755
	31,021	4,804	(5,063)	30,762

Company	December 31, 2021	Additions	Disposals	Amortization expenses	June 30, 2022
Amortizing:
Trademarks	15,448	—	—	(2,481)	12,967
Softwares	17,991	3,888	(13)	(2,598)	19,268
	33,439	3,888	(13)	(5,079)	32,235

Consolidated	December 31, 2022	Additions	Disposals	Amortization expenses	Exchange rate variation	June 30, 2023
Amortizing:
Trademarks	1,648,336	—	—	(56,651)	(124,798)	1,466,887
Softwares	109,985	15,518	(292)	(12,411)	(795)	112,005
Customer relationships	2,868,194	—	(318)	(187,298)	(163,165)	2,517,413
Supplier contract	159,187	—	—	(9,632)	(4,497)	145,058
Others	4,345	159	(146)	(705)	(287)	3,366
Non-amortizing:
Trademarks	5,479,137	475	—	—	(183,901)	5,295,711
Water rights	59,205	—	—	—	(4,613)	54,592
	10,328,389	16,152	(756)	(266,697)	(482,056)	9,595,032

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

Consolidated	December 31, 2021	Acquired in business combination (1)	Additions	Business combination adjustments (2)	Disposals	Amortization expenses	Exchange rate variation	June 30, 2022
Amortizing:
Trademarks	1,871,992	113,814	—	—	(6)	(58,182)	(221,676)	1,705,942
Softwares	92,689	—	22,667	—	(279)	(10,964)	(869)	103,244
Customer relationships	3,602,262	—	—	5,420	—	(203,797)	(333,447)	3,070,438
Supplier contract	183,974	—	—	—	—	(9,640)	(5,082)	169,252
Others	5,583	—	—	—	—	(1,049)	(175)	4,359
Non-amortizing:
Trademarks	5,962,710	67	1,334	4,103	—	—	(617,232)	5,350,982
Water rights	64,706	—	—	—	(6)	—	(4,693)	60,007
	11,783,916	113,881	24,001	9,523	(291)	(283,632)	(1,183,174)	10,464,224

(1)	Refers to the 2022´s first semester acquisitions, King´s in the first quarter, and Biotech during the second quarter.

(2)	Refers to the business combination adjustment in the BMF´s (“Bait Almakoolat Food”) acquisition at December 31, 2021. Due its immateriality, the adjustments were made at the first semester of 2022 changes.

Impairment test:

Annualy, the Company tests the recoverability of its assets using the concept of value in use through cash flow models and at the six month period ended June 30, 2023, there were no indications of impairment.

15 Goodwill

In the Company, goodwill is recognized under the caption “Investments in subsidiaries, associate and joint venture” because for the investor it is part of its investment in the subsidiary’s acquisition; and as goodwill, in the Consolidated because it refers to expectation of future earnings from the acquired subsidiary, which assets and liabilities are consolidated with the Company’s. Therefore, in the Company there is only goodwill from incorporations in the amount of R$9,085,970 and in the Consolidated all goodwill are recognized as intangible. For tax purposes, all the goodwill recorded in the Company was fully amortized in the year ended December 31, 2021.

	Consolidated
Changes in goodwill:	June 30, 2023	June 30, 2022
Initial balance	30,412,362	32,564,548
Acquired in business combination (1)	—	207,269
Business combination adjustments (2)	112,242	28,546
Write-off for recoverability (3)	—	(85,601)
Exchange rate variation	(1,084,932)	(1,954,214)
Closing balance	29,439,672	30,760,548

(1)	Refers to the King´s acquisition, during the first quarter of 2022.

(2)	Refers to the TriOak´s business combination adjustments, acquired during the year ended at 2022, as described in the footnote 3 - Business Combination. During 2022, refers to the business combination adjustment in the acquisitions during the years ended in December 31, 2021, Randall Parker, BMF, Sunnyvaley and Pilgrim’s Food Masters. Due the immateriality, the adjustments were made to the movement in the first quarter of 2022.

(3)	Refers to the impairment provision that the Company recognized in intangible assets in one of its subsidiaries, with operations in South America.

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

	Consolidated
CGU	June 30, 2023	December 31, 2022
Brazil Beef	9,069,926	9,069,926
Seara	3,713,073	3,714,070
Moy Park	3,740,162	3,837,113
USA Pork	3,347,099	3,623,871
Australia Meat	1,327,839	1,445,908
Australia Smallgoods	1,468,145	1,598,730
Vivera	615,662	649,682
Pilgrim’s Food Masters (PFM)	1,613,753	1,673,144
Others CGUs without significant goodwill	4,544,013	4,799,918
Total	29,439,672	30,412,362

The Company tests annually for the six month period ended June 30, 2023 there were no indications that goodwill within any CGU was impaired.

16 Trade accounts payable

	Company		Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Domestic
Commodities	1,956,519	2,657,465	6,548,473	9,564,105
Materials and services	1,114,025	1,163,927	16,149,814	20,253,472
Finished products	223,878	229,817	17,992	71,860
Present value adjustment	(32,095)	(15,601)	(84,774)	(78,670)
	3,262,327	4,035,608	22,631,505	29,810,767

Foreign
Commodities	64,196	75,910	72,526	190,976
Materials and services	166,559	183,605	1,316,332	1,003,257
Finished products	1,334	2,732	509,377	4,515
	232,089	262,247	1,898,235	1,198,748

Total trade accounts payable	3,494,416	4,297,855	24,529,740	31,009,515

Supply chain finance (1)
Domestic	1,452,994	1,263,694	3,686,128	2,996,425
Foreign	—	—	42,385	74,674
Total supply chain finance	1,452,994	1,263,694	3,728,513	3,071,099

Total	4,947,410	5,561,549	28,258,253	34,080,614

(1)	The Company and its indirect subsidiary Seara Alimentos carry out transactions with financial institutions that allow the suppliers to anticipate their receivables in the domestic market. It should be emphasized, operationally and commercially, there are no identifiable changes to the conditions applied in the negotiations with suppliers such as price or flexibility on payment terms. In addition, this operation did not bring any other cost to the Group and all financial costs of the operation are the responsibility of the suppliers.

The Company enters into purchase agreements for livestock with certain suppliers ensuring a fixed price, or to fix, when purchasing cattle, without a cash impact in the Company until the receiving the cattle or maturity date of these commitments. Based on this future commitment contract, JBJ has already advanced this operation with the banks under the supply chain finance modality. At June 30, 2023 the balance of this transaction was R$464,307 (R$451,800 at December 31, 2022).

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

17 Loans and financing

	Company
					Current		Non-current
Type	Average annual interest rate	Currency	Index on variable rate loans	Payment terms	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Foreign currency
ACC (1)	7.17%	USD	SOFR	2023 - 24	5,916,817	2,174,591	—	266,395
Prepayment	5.79%	USD	SOFR	2023 - 27	1,216,949	1,034,831	1,660,211	1,225,211
FINIMP (2)	5.66%	USD e EUR	Libor and Euribor	2023 - 25	335,497	525,112	11,928	15,867
Credit note - export	6.61%	USD	—	2023	363,879	—	—	—
Working capital - American Dollar	8.66%	USD	Libor	2030	1,712	1,821	12,987	14,824
CRA (3)	3.98%	USD	—	2027	910	484	98,881	66,564
					7,835,764	3,736,839	1,784,007	1,588,861
Local currency
Credit note - export	13.83%	BRL	CDI	2023 - 28	464,196	274,829	2,116,590	1,478,966
CRA (3)	9.45%	BRL	CDI and IPCA	2023 - 37	71,220	853,054	8,687,137	7,618,405
Working capital - Brazilian Reais	7.62%	BRL	TJLP	2023 - 28	—	85,648	3,601	3,378
CDC (5)	15.97%	BRL	—	2023 - 28	71,535	40,298	68,320	467
FINAME (4)	5.70%	BRL	—	2023 - 25	3,624	4,618	811	2,299
FINEP (6)	9.00%	BRL	—	2025	4,659	4,643	5,010	7,277
					615,234	1,263,090	10,881,469	9,110,792

					8,450,998	4,999,929	12,665,476	10,699,653

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

	Consolidated
					Current		Non-current
Type	Average annual interest rate	Currency	Indexer	Payment terms	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Foreign currency
ACC (1)	7.17%	USD	SOFR	2023 - 24	5,916,817	2,174,591	—	266,395
Prepayment	6.28%	USD	Libor and SOFR	2023 - 27	1,928,236	2,074,077	2,006,902	1,974,791
FINIMP (2)	5.66%	USD and EUR	Libor and Euribor	2023 - 25	335,497	525,112	11,928	15,867
White Stripe credit facility	8.10%	USD and CAD	—	2023	10,564	15,757	—	—
Working capital - American Dollar	8.66%	USD	Libor	2030	1,711	9,055	12,986	14,824
CRA (3)	3.98%	USD	—	2027	910	484	98,881	66,564
Scott credit facilities	6.57%	USD	—	2024	—	—	8,718	9,361
Credit note - export	6.61%	USD	—	2023	363,879	—	—	—
					8,557,614	4,799,076	2,139,415	2,347,802
Local currency
FINAME (4)	5.71%	BRL	—	2023 - 25	3,751	4,618	811	2,299
FINEP (6)	9.00%	BRL	—	2025	4,659	4,643	5,010	7,277
Prepayment	8.09%	GBP	SOFR	2023	101,764	49,792	385,536	—
Notes 2.50% JBS Lux 2027	2.50%	USD	—	2027	53,883	58,339	4,742,633	5,124,220
Notes 5.13% JBS Lux 2028	5.13%	USD	—	2028	89,531	123,675	4,263,932	4,611,232
Notes 6.50% JBS Lux 2029	6.50%	USD	—	2029	4,819	5,218	375,305	406,297
Notes 3.00% JBS Lux 2029	3.00%	USD	—	2029	34,698	37,567	2,818,389	3,044,523
Notes 5.50% JBS Lux 2030	5.50%	USD	—	2030	148,176	160,429	5,971,351	6,460,823
Notes 3.75% JBS Lux 2031	3.75%	USD	—	2031	6,275	6,793	2,385,683	2,581,447
Notes 3.00% JBS Lux 2032	3.00%	USD	—	2032	16,467	17,829	4,718,682	5,102,849
Notes 3.63% JBS Lux 2032	3.63%	USD	—	2032	78,129	84,589	4,739,737	5,126,840
Notes 5.75% JBS Lux 2033	5.75%	USD	—	2033	134,128	316,062	9,630,724	10,422,947
Notes 4.38% JBS Lux 2052	4.38%	USD	—	2052	75,902	82,179	4,274,660	4,626,984
Notes 6.50% JBS Lux 2052	6.50%	USD	—	2052	33,720	36,508	7,358,331	7,966,046
Notes 5.88% PPC 2027	5.88%	USD	—	2027	57,493	62,247	4,061,772	4,393,351
Notes 4.25% PPC 2031	4.25%	USD	—	2031	40,395	43,735	4,738,763	5,125,076
Notes 3.50% PPC 2032	3.50%	USD	—	2032	48,496	52,506	4,292,163	4,644,343
Notes 6.25% PPC 2033	6.25%	USD	—	2033	56,057	—	4,737,587	—
PPC term loan	6.31%	USD	Libor	2026	—	139,459	—	2,359,382
Working capital - Brazilian Reais	7.62%	BRL	TJLP	2023 - 28	—	85,648	3,601	3,378
Working capital - Euros	3.39%	EUR	Euribor	2023 - 24	95,804	60,867	11,385	9,929
Credit note - export	13.90%	BRL	CDI	2023 - 28	527,728	757,171	2,176,465	1,538,653
CDC (5)	15.97%	BRL	—	2023 - 28	71,535	40,298	68,320	467
Rural - Credit note - Prefixed	6.84%	BRL	—	2023	48,707	185,020	—	—
Rural - Credit note	11.00%	BRL	CDI	2024	173,518	4,176	—	5,834
CRA (3)	9.45%	BRL	CDI and IPCA	2023 - 37	71,219	853,054	8,687,137	7,618,405
Scott credit facilities	7.69%	AUD, EUR and USD	—	2023 - 24	49,729	70,168	164	209
Beardstown Pace credit facilities	3.50%	USD	—	2035 - 50	36,024	38,741	287,248	328,553
JBS Australia feedlot	7.00%	AUD	—	2023 - 24	2,776	1,346	160,961	175,273
Other	5.28%	Others	Others	2024 - 31	62,583	46,804	77,677	91,065
					2,127,966	3,429,481	80,974,027	81,777,702

					10,685,580	8,228,557	83,113,442	84,125,504

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

(1)	Advances on Exchange Contracts.

(2)	Financing for Imports.

(3)	Agribusiness Credit Receivable Certificates.

(4)	Financing for Acquisition of Industrial Machinery and Equipment.

(5)	Direct Credit to Consumers.

(6)	Financing for Studies and Projects.

The amendments to IFRS for Interest Rate Benchmark Reform are effective for annual periods beginning on or after January 1, 2021. In line with the LIBOR and other Interbank Offered Rates (IBORs) transition project, the Group has been following the evolution of this matter with its partner banks and been discussing how to replace the index in current contracts. The new contracts are negotiated at the Overnight Guaranteed Financing Rate (“SOFR”), and the current contracts remain indexed to LIBOR until the settlement date, without conversion impacts.

Average annual interest rate: Refers to the weighted average nominal cost of interest at the reporting date. The loans and financings are fixed by a fixed rate or indexed to rates: CDI, LIBOR, Euribor, SOFR, IPCA, TJLP, among others.

At June 30, 2023, the availability under Brasil revolving credit facilities was US$450 million (R$2.2 billion at June 30, 2023) and US$450 million (R$2.4 billion at December 31, 2022). In the United States the revolving credit facilities at June 30, 2023, was US$2.9 billion (R$14 billion at June 30, 2023) and US$2.8 billion (R$14.4 billion at December 31, 2022).

The non-current portion of the principal payment schedule of loans and financing is as follows:

	June 30, 2023
Maturity	Company	Consolidated

2024	881,729	1,438,052
2025	1,444,290	1,815,531
2026	741,748	783,483
2027	1,135,669	9,944,787
2028	748,356	5,211,116
Maturities thereafter 2028	7,713,684	63,920,473
	12,665,476	83,113,442

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

17.1 Guarantees and contractual restrictions (“covenants”)

The Company was in compliance with all of its debt covenant restrictions at June 30, 2023 and until the date that these financial statements were approved.

The Company, together with its indirect subsidiaries JBS Global Luxembourg S.à.r.l., JBS Holding Luxembourg S.à r.l., JBS USA Holding Lux S.à r.l. and JBS Global Meat Holdings Pty. Limited, are guarantors of certain senior notes listed in the SEC, located in the United States of America.

18 Other taxes payable

	Company		Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022

Taxes payable in installments	318,488	421,221	363,851	469,228
PIS / COFINS tax payable	74,530	87,732	156,412	157,670
ICMS / VAT / GST tax payable	49,382	40,592	169,309	146,518
Withholding income taxes	30,729	42,399	33,246	44,796
Others	4,532	2,758	489,517	513,550
Subtotal	477,661	594,702	1,212,335	1,331,762
Income taxes payable	—	—	148,842	475,174
Total	477,661	594,702	1,361,177	1,806,936
Breakdown:
Current liabilities	218,123	281,532	817,769	1,200,895
Non-current liabilities	259,538	313,170	543,408	606,041
	477,661	594,702	1,361,177	1,806,936

19 Payroll and social charges

	Company		Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022

Social charges in installments	2,332,695	2,214,052	2,365,131	2,249,109
Bonus and vacation along with related social charges	410,346	272,304	3,259,637	3,839,027
Salaries and related social charges	253,995	445,929	1,986,445	2,276,815
Others	15,654	10,829	256,035	265,151
	3,012,690	2,943,114	7,867,248	8,630,102
Breakdown:
Current liabilities	909,204	1,083,670	5,346,513	6,251,132
Non-current liabilities	2,103,486	1,859,444	2,520,735	2,378,970
	3,012,690	2,943,114	7,867,248	8,630,102

Labor taxes payable in installments: In December 2022, the Federal Supreme Court (STF) in a decision favorable to the Direct Action of Unconstitutionality (ADI No. 4,395), declared that was unconstitutional the subrogation of the collection of social security contributions referring to the Assistance Fund for Rural Workers (FUNRURAL) to slaughterhouses, consumer companies, consignees or cooperatives purchasing production. The Company is also waiting for the approval of the minute of judgment and the decision by the STF that will define the period for which the decision will take effect. On June 30, 2023, the Company and its subsidiaries have recognized under “Social charges in installments” the amount of R$1.71 billion, in the Company and R$1.73 billion, in the Consolidated related to the FUNRURAL. For the six month period ended June 30, 2023, the Company and its subsidiaries paid installments in cash and offset with the balance of recoverable taxes the amount of R$1.07 billion, in the Company and R$1.09 billion in the Consolidated.

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

20 Provisions for legal proceedings

The Company is part of several lawsuits arising in the ordinary course of business for which provisions are recognized based on estimated costs determined by Management as follows:

	Company		Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022

Labor	243,143	252,392	517,594	517,958
Civil	109,162	77,765	1,162,875	1,162,505
Tax and Social Security	167,859	148,028	606,407	550,049
Total	520,164	478,185	2,286,876	2,230,512

	Company		Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Current liabilities	—	—	846,444	909,132
Non-current liabilities	520,164	478,185	1,440,432	1,321,380
	520,164	478,185	2,286,876	2,230,512

Changes in provisions:

	Company
	December 31, 2022	Additions, disposals and changes in prognosis	Payments	Monetary correction	June 30, 2023
Labor	252,392	59,627	(82,026)	13,150	243,143
Civil	77,765	31,705	(11,894)	11,586	109,162
Tax and social security	148,028	8,174	—	11,657	167,859
Total	478,185	99,506	(93,920)	36,393	520,164

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

	Company
	December 31, 2021	Additions, disposals and changes in prognosis	Payments	Monetary correction	June 30, 2022
Labor	252,496	47,066	(60,238)	9,662	248,986
Civil	55,658	5,222	(3,215)	6,075	63,740
Tax and social security	174,439	(33,918)	(1,753)	42,751	181,519
Total	482,593	18,370	(65,206)	58,488	494,245

	Consolidated
	December 31, 2022	Additions, disposals and changes in prognosis	Payments	Monetary correction	Exchange rate variation	June 30, 2023
Labor	517,958	137,699	(165,226)	27,257	(94)	517,594
Civil	1,162,505	220,614	(190,103)	42,816	(72,957)	1,162,875
Tax and social security	550,049	18,607	(1,850)	39,818	(217)	606,407
Total	2,230,512	376,920	(357,179)	109,891	(73,268)	2,286,876

	Consolidated
	December 31, 2021	Additions, disposals and changes in prognosis	Payments	Monetary correction	Exchange rate variation	June 30, 2022
Labor	538,804	115,491	(147,571)	23,100	(61)	529,763
Civil	1,568,873	338,180	(891,036)	14,686	(68,561)	962,142
Tax and social security	560,164	(37,912)	(1,787)	62,170	(82)	582,553
Total	2,667,841	415,759	(1,040,394)	99,956	(68,704)	2,074,458

In the subsidiary JBS USA:

a. Civil Proceedings: Refers to several class action lawsuits, alleging violations of federal and state antitrust, unfair competition, unfair enrichment, deceptive trade practice, and consumer protection laws on sales of beef, pork and chicken. For the six month period ended June 30, 2023 the indirect subsidiary JBS USA recognized an accrual in the amount of US$31.7 million (R$152,769 at June 30, 2023), in the three month period ended at June 30, 2023 in the amount of US$18 million (R$86,746 at June 30, 2023). Also at June 30, 2023, were paid US$30.3 million (R$146,022 at June 30, 2023). At June 30, 2023, the remaining accrual is US$175.6 million (R$846,444 at June 30, 2023).

The Company, together with its legal department and hired external offices, continues to monitor the developments of the antitrust proceedings and understand that the accounting provisions measured and known up to the date of approval of these financial statements are sufficient for risk coverage.

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

21 Equity

a. Share capital: Share capital on June 30, 2023 was R$23,576,206 (R$23,576,206 at December 31, 2022), represented by 2,218,116,370 common shares, having no nominal value.

	June 30, 2023		December 31, 2022
	Quantity	R$ thousand	Quantity	R$ thousand
Initial balance	2,218,116,370	23,576,206	2,373,866,570	23,576,206
Cancellation of treasury shares	—	—	(155,750,200)	—
Final balance	2,218,116,370	23,576,206	2,218,116,370	23,576,206

b. Profit reserve:

b1. Treasury shares: Treasury shares include self-issued shares repurchased by the Company. As of June 30, 2023, the Company had no balance in treasury shares.

b2. Dividends: On June 19, 23, the Company approved the distribution of interim dividends referring to the net income from the year ended at December 31, 2022 in the amount of R$R$2.22 billion, corresponding to R$1,00 per ordinary share, in accordance with the shareholder´s base at June 22, 2023. The interim dividends were paid at June 29, 2023.

b3. Tax incentive reserve: The Company and its subsidiaries have grants granted by state governments, such as partial and full reduction of the tax base of certain goods in its production chain, in accordance with the regulations of each state and presumed ICMS tax credits. The appropriated amounts of these tax incentives as income in income are excluded in the calculation of taxes on income when the requirements set forth in current legislation are met.

During the six month period ended June 30, 2023, the Company and its subsidiaries calculated the amount of government grants in the amount of R$2.09 billion that were not recognized since the Company registered losses up to the approval of these financial statements. The Company also informs that such amounts will be recognized in the tax incentive reserve as the accumulated loss are absorbed by future profits and that such amount will reduce the amount of dividends in subsequent periods.

c. Other comprehensive income: Composed by gain (loss) on cash flow hedge, gain (loss) associated with pension and other postretirement benefit obligations, valuation adjustments to equity in subsidiaries, gain (loss) on net investment in foreign operations and gain (loss) on foreign currency translation adjustments. In the financial statement which includes the foreign entity, such exchange variations must be recognized, initially, in other comprehensive income in a specific equity account, and must be transferred from equity to the income statement when the net investment is written off.

c1. Net investment of foreign operations: The Company has certain intercompany loans balances with the subsidiaries JBS Luxembourg S.à.r.l and JBS Investments Luxembourg S.à.r.l which will not be settled through cash but with equity transactions, such as capital contribution or capital reduction. Therefore, these balances are an extension of the subsidiary’s investment, thus they are considered as net investment on foreign operations. The exchange variation is recognized in other comprehensive income (loss) and reclassified from equity to profit or loss on disposal of net investment, during the period.

22 Net revenue

	Company				Consolidated
	Six month period ended at June 30,		Three month period ended at June 30,		Six month period ended at June 30,		Three month period ended at June 30,
	2023	2022	2023	2022	2023	2022	2023	2022
GROSS REVENUE
Sales of products and services
Domestic sales	14,797,737	15,926,341	7,630,292	8,068,240	137,972,067	141,214,216	68,541,225	71,134,514
Export sales	10,779,342	12,214,098	6,065,753	5,768,962	44,003,124	47,674,158	23,783,083	24,055,933
	25,577,079	28,140,439	13,696,045	13,837,202	181,975,191	188,888,374	92,324,308	95,190,447
SALES DEDUCTION
Returns and discounts	(842,811)	(1,142,988)	(401,322)	(608,712)	(4,143,804)	(4,124,427)	(2,049,958)	(2,126,641)
Sales taxes	(469,504)	(406,578)	(242,398)	(179,960)	(1,765,027)	(1,705,989)	(891,719)	(872,421)
	(1,312,315)	(1,549,566)	(643,720)	(788,672)	(5,908,831)	(5,830,416)	(2,941,677)	(2,999,062)
NET REVENUE	24,264,764	26,590,873	13,052,325	13,048,530	176,066,360	183,057,958	89,382,631	92,191,385

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

22.1 Customer contract balances

Customer contract liabilities relate to payments received in advance of satisfying the performance obligation under the contract. A contract liability is recognized when the Company has an obligation to transfer products to a customer from whom the consideration has already been received. The recognition of the contractual liability occurs at the time when the consideration is received and settled. The Company recognizes revenue upon fulfilling the related performance obligation. Contract liabilities are presented as advances from customers in the balance sheet.

		Company		Consolidated
	Note	2023	2022	2023	2022
Trade accounts receivable	5	2,312,136	4,380,011	16,665,449	20,234,895
Contract liabilities		409,946	449,744	1,209,415	1,124,306

23 Net finance income (expense)

	Company				Consolidated
	Six month period ended at June 30,		Three month period ended at June 30,		Six month period ended at June 30,		Three month period ended at June 30,
	2023	2022	2023	2022	2023	2022	2023	2022
Exchange rate variation	200,237	1,632,869	99,094	(490,842)	296,867	2,148,978	16,679	(502,956)
Fair value adjustments on derivatives	362,251	(895,781)	299,894	(52,160)	(1,293)	(1,251,956)	75,212	(41,736)
Interest expense (1)	(2,119,266)	(1,591,211)	(1,004,497)	(819,515)	(4,144,836)	(3,289,583)	(2,092,210)	(1,709,352)
Interest income (2)	254,188	211,250	124,646	88,874	745,477	575,648	394,193	313,137
Bank fees and others (3)	(67,261)	(104,030)	(33,848)	(46,111)	(118,196)	(905,373)	(61,756)	(571,306)
	(1,369,851)	(746,903)	(514,711)	(1,319,754)	(3,221,981)	(2,722,286)	(1,667,882)	(2,512,213)

Financial income	816,676	2,334,961	523,634	88,874	1,117,556	3,227,582	486,084	313,137
Financial expense	(2,186,527)	(3,081,864)	(1,038,345)	(1,408,628)	(4,339,537)	(5,949,868)	(2,153,966)	(2,825,350)
	(1,369,851)	(746,903)	(514,711)	(1,319,754)	(3,221,981)	(2,722,286)	(1,667,882)	(2,512,213)

(1)	For the six month period ended June 30, 2023 and 2022, the amounts of R$890,305 and R$745,997, respectively, in the Company and R$2,867,242 and R$2,249,703, in the Consolidated refers to interest expenses from loans and financings expenses recognized under the caption “Interest expense”.

(2)	For the six month period ended June 30, 2023 and 2022, the amounts of R$68,314 and R$21,148, respectively, in the Company and R$189,083 and R$162,294, respectively, in the Consolidated refers to interest income from short investments recognized under the caption “Interest income”.

(3)	Refers to early extinguishment of debt of the JBS Lux 5.75% Notes 2028 and JBS Lux 6.75% Notes 2028 in the amount of US$132 million as of the six-month period ended June 30, 2022 (R$665,518 as of the six-month period ended June 30, 2022).

24 Earnings (loss) per share

Basic and diluted: There were no changes in the basic earnings (loss) per share calculation assumptions since the disclosed financial statements from December 31, 2022.

	Six month period ended at June 30,		Three month period ended at June 30,
	2023	2022	2023	2022
Net income attributable to Company shareholders	(1,716,227)	9,094,538	(263,624)	3,952,265
Weighted average common shares outstanding	2,218,116,370	2,254,344,774	2,218,116,370	2,229,976,592
Weighted average - treasury shares	—	(21,966,881)	—	(7,862,739)
Weighted average - common shares outstanding	2,218,116,370	2,232,377,893	2,218,116,370	2,222,113,853

Basic and diluted earnings (losses) per share - (R$)	(0.77)	4.07	(0.12)	1.78

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

25 Operating segments and information by geographic area

There are no changes in the structure of operating segments and geographic reporting since the disclosed financial statements from December 31, 2022.

The information by consolidated operational segments is as follows:

Six month period ended June 30, 2023
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (1)	Total
Net revenue	26,185,807	20,640,010	56,127,075	18,190,603	42,935,284	14,716,393	2,542,583	181,337,755	(5,271,395)	176,066,360
Adjusted EBITDA (2)	972,228	566,845	549,328	618,006	3,254,277	692,782	(15,108)	6,638,358	(6,022)	6,632,336

Six month period ended June 30, 2022
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (1)	Total
Net revenue	28,437,409	20,167,842	56,160,157	20,336,302	44,948,338	15,657,318	2,155,571	187,862,937	(4,804,979)	183,057,958
Adjusted EBITDA (2)	1,241,433	2,121,590	7,159,674	1,912,569	6,843,226	1,157,469	17,669	20,453,630	(5,469)	20,448,161

Six month period ended June 30, 2023
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (1)	Total
Net revenue	13,986,214	10,310,448	28,770,236	8,797,968	21,314,666	7,471,444	1,272,197	91,923,173	(2,540,542)	89,382,631
Adjusted EBITDA (2)	675,655	419,890	433,488	386,326	1,858,485	710,444	(11,296)	4,472,992	(3,011)	4,469,981

Six month period ended June 30, 2022
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (1)	Total
Net revenue	14,108,111	10,680,119	27,170,126	10,388,946	22,775,002	8,239,175	1,160,236	94,521,715	(2,330,330)	92,191,385
Adjusted EBITDA (2)	803,224	1,505,431	3,051,082	679,842	3,635,693	712,270	(21,441)	10,366,101	(2,739)	10,363,362

(1)	Includes intercompany and intersegment transactions.

(2)	The Adjusted EBITDA is reconciled with the consolidated operating profit, as follows below:

	Operating profit (loss)
	Six month period ended at June 30,		Three month period ended at June 30,
	2023	2022	2023	2022
Operating profit	915,581	15,105,900	1,524,783	7,697,876
Depreciation and amortization	5,250,371	4,789,968	2,657,541	2,353,915
Antitrust agreements (1)	160,291	327,322	89,125	238,570
Donations and social programs (2)	37,236	95,469	23,050	39,210
Impairment assets (3)	112,734	85,601	4,545	—
Other operating income (expense), net (4)	156,123	43,901	170,937	33,791
Elimination	6,022	5,469	3,011	2,739
Total Adjusted EBITDA for operating segments	6,638,358	20,453,630	4,472,992	10,366,101

(1)	Refers to the agreements entered by JBS USA and its subsidiaries as described in Note 20 – Provisions for legal proceedings.

(2)	Refers to the donations, as described in Note 26 – Expenses by nature.

(3)	Refers to the impairment of assets related to Planterra’s plant closure during the year ended at 2023.

(4)	Refers to several adjustments basically in JBS USA’s jurisdiction such as third-party advisory expenses related to restructuring projects and acquisitions, marketing of social programs, insurance claims, among others.

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

For additional information, the net revenue and total assets are present below segregated by geographic area.

Six month period ended June 30, 2023
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	104,610,151	43,584,385	13,612,998	14,920,105	561,407	177,289,046	(1,222,686)	176,066,360
Total assets	139,995,052	87,656,346	17,470,790	25,592,221	7,563,402	278,277,811	(79,934,924)	198,342,887

Six month period ended June 30, 2022
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	109,080,711	47,302,495	15,657,318	13,811,987	509,693	186,362,204	(3,304,246)	183,057,958
Total assets	151,146,037	88,094,837	18,844,673	26,276,425	11,261,253	295,623,225	(87,512,597)	208,110,628

Three month period ended June 30, 2023
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	53,352,471	22,829,264	6,368,049	7,492,789	245,609	90,288,182	(905,551)	89,382,631

Three month period ended June 30, 2022
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	54,207,596	24,051,948	8,239,175	6,936,235	241,396	93,676,350	(1,484,965)	92,191,385

(1)	Includes intercompany and intersegment transactions.

(2)	Including the holdings located in Europe that are part of the North American operation.

26 Expenses by nature

The Company’s policy is to present expenses by function on the consolidated statement of income (loss). Expenses by nature are disclosed below:

	Company				Consolidated
	Six month period ended at June 30,		Three month period ended at June 30,		Six month period ended at June 30,		Three month period ended at June 30,
	2023	2022	2023	2022	2023	2022	2022	2021
Cost of sales
Cost of inventories, raw materials and production inputs	(19,272,585)	(21,511,411)	(10,207,349)	(10,341,474)	(135,457,284)	(129,041,497)	(67,944,671)	(65,416,792)
Salaries and benefits	(1,280,600)	(877,139)	(706,244)	(459,012)	(18,499,489)	(17,340,351)	(9,201,975)	(8,552,142)
Depreciation and amortization	(256,334)	(212,867)	(141,446)	(105,994)	(4,607,940)	(4,121,941)	(2,348,507)	(2,033,923)
	(20,809,519)	(22,601,417)	(11,055,039)	(10,906,480)	(158,564,713)	(150,503,789)	(79,495,153)	(76,002,857)

Selling
Freights and selling expenses	(1,489,813)	(1,385,531)	(779,662)	(676,283)	(9,634,355)	(9,738,022)	(4,729,250)	(4,805,986)
Salaries and benefits	(218,758)	(115,140)	(111,096)	(65,637)	(735,004)	(568,583)	(375,053)	(302,780)
Depreciation and amortization	(44,421)	(35,165)	(16,453)	(20,870)	(161,601)	(152,325)	(75,201)	(73,302)
Advertising and marketing	(75,852)	(64,550)	(37,665)	(37,535)	(782,723)	(788,630)	(386,610)	(410,611)
Commissions	(44,593)	(56,563)	(36,793)	(33,120)	(135,794)	(174,793)	(80,153)	(99,778)
Net impairment losses	8,999	(24,987)	(13,813)	(11,765)	(4,546)	(41,222)	(32,449)	(16,949)
	(1,864,438)	(1,681,936)	(995,482)	(845,210)	(11,454,023)	(11,463,575)	(5,678,716)	(5,709,406)

General and administrative
Salaries and benefits	(482,873)	(852,558)	(255,997)	(398,450)	(2,788,886)	(3,431,066)	(1,329,652)	(1,578,404)
Fees, services held and general expenses	(506,969)	(480,812)	(266,826)	(228,843)	(1,737,788)	(1,580,144)	(858,549)	(670,689)
Depreciation and amortization	(121,977)	(146,571)	(57,232)	(70,596)	(480,830)	(515,702)	(233,833)	(246,690)
DOJ and Antitrust agreements	—	—	—	—	(160,291)	(327,322)	(89,125)	(238,570)
Donations and social programs (1)	(32,373)	(92,469)	(18,187)	(39,210)	(32,373)	(92,469)	(18,187)	(39,210)
JBS Fund For The Amazon	—	(3,000)	—	—	—	(3,000)	—	—
	(1,144,192)	(1,575,410)	(598,242)	(737,099)	(5,200,168)	(5,949,703)	(2,529,346)	(2,773,563)

(1)	Refers to donations made to Instituto J&F regarding improvements on school’s building, the social program “Fazer o Bem Faz Bem” created by the company to support actions for social transformation where the Company is present and donations to the JBS Fund For The Amazon.

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

As of June 30, 2023 in the Company and Consolidated, other income (expenses) includes gain (losses) of sale of assets, insurance claim, asset impairment expenses, restructuring expenses, among others.

The Company incurred expenses with internal research and development, in the amount of R$2,309 (R$438 at June 30, 2022), in the Company and R$34,907 (R$41,934 at June 30, 2022), in the Consolidated.

27 Risk management and financial instruments

Financial instruments are recognized in the consolidated financial statements as follows:

		Company		Consolidated
	Notes	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Assets
Fair value through profit or loss (1)
Financial investments	4	1,814,872	151,963	7,535,437	7,008,149
National treasury bills	4	93,132	204,480	549,799	572,183
Derivative assets		599,079	98,134	1,059,991	566,144
Loans and receivables at amortized cost (2)
Cash at banks	4	1,182,291	1,820,325	4,990,477	5,972,915
Margin cash	4	—	—	473,026	308,302
Trade accounts receivable	5	2,312,136	4,380,011	16,665,449	20,234,895
Related party receivables	9	1,073,926	1,103,125	974,457	951,021
Total		7,075,436	7,758,038	32,248,636	35,613,609
Liabilities
Amortized cost
Loans and financing	17	(21,116,474)	(15,699,582)	(93,799,022)	(92,354,061)
Trade accounts payable and supply chain finance	16	(4,947,410)	(5,561,549)	(28,258,253)	(34,080,614)
Related party payables	9	(1,231,473)	(10,182,741)	—	—
Lease liabilities	13	(90,728)	(62,698)	(8,906,579)	(8,984,008)
Other financial liabilities (3)		(207,680)	(5,180)	(251,783)	(61,964)
Fair value through profit or loss
Derivative liabilities		(292,618)	(278,227)	(868,433)	(559,536)
Total		(27,886,383)	(31,789,977)	(132,084,070)	(136,040,183)

(1)	CDBs are updated at the effective rate but have a really short-term and negotiated with financial institutions, and their recognition is similar to fair value; (ii) national treasury bill is recognized according to market value.

(2)	Loans and receivables are classified as amortized cost, but without any change in their nature or business model; (ii) the accounts receivable are short-term and net from expected losses.

(3)	The balances are related to commitments with third parties for investment.

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

Fair value of assets and liabilities through profit or loss: The Company and its subsidiaries determine fair value measurements in accordance with the hierarchical levels that reflect the significance of the inputs used in the measurement, with the exception of those maturing at short term, equity instruments without an active market and contracts with discretionary characteristics that the fair value can not be measured reliably, according to the following levels:

Level 1 - Quoted prices in active markets (unadjusted) for identical assets or liabilities;

Level 2 - Inputs other than Level 1, in which prices are quoted for similar assets and liabilities, either directly by obtaining prices in active markets or indirectly through valuation techniques that use data from active markets;

Level 3 - Inputs used for fair value calculations which are not derived from an active market. The Company and its subsidiaries do not have any financial instruments that utilize level 3 inputs.

	Company
	June 30, 2023			December 31, 2022
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	—	1,814,872	1,814,872	—	151,963	151,963
National treasury bills	93,132	—	93,132	204,480	—	204,480
Derivative assets	—	599,079	599,079	—	98,134	98,134

Financial liabilities
Derivative liabilities	—	292,618	292,618	—	278,227	278,227

	Consolidated
	June 30, 2023			December 31, 2022
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	—	7,535,437	7,535,437	—	7,008,149	7,008,149
National treasury bills	549,799	—	549,799	572,183	—	572,183
Derivative assets	—	1,059,991	1,059,991	—	566,144	566,144

Financial liabilities
Derivative liabilities	—	868,433	868,433	—	559,536	559,536

Fair value of assets and liabilities carried at amortized cost: The fair value of the Notes under Rule 144-A and Regulation S, are estimated using the closing sale price of these securities informed by a financial newswire on June 30, 2023 and December 31, 2022 , considering there is an active market for these financial instruments. The book value of the remaining fixed-rate loans approximates fair value since the interest rate market, the Company’s credit quality, and other market factors have not significantly changed since entering into the loans. The book value of variable-rate loans and financings approximates fair value given the interest rates adjust for changes in market conditions and the quality of the Company’s credit rating has not substantially changed. For all other financial assets and liabilities, book value approximates fair value due to the short duration of the instruments. The following details the estimated fair value of loans and financings:

	Consolidated
	June 30, 2023			December 31, 2022
Description	Principal	Price (% of the Principal)	Market Value of the Principal	Principal	Price (% of the Principal)	Market Value of the Principal
Notes 2.50% JBS Lux 2027	4,819,200	87.52	4,217,764	5,217,701	86.90	4,534,182
Notes 5.13% JBS Lux 2028	4,337,280	96.36	4,179,403	4,695,931	95.13	4,467,239
Notes 6.50% JBS Lux 2029	375,768	99.12	372,461	406,840	98.16	399,354
Notes 3.00% JBS Lux 2029	2,891,520	84.70	2,449,117	3,130,620	84.02	2,630,347
Notes 5.50% JBS Lux 2030	6,024,001	96.02	5,784,246	6,522,126	95.40	6,222,108
Notes 3.75% JBS Lux 2031	2,409,600	82.81	1,995,390	2,608,850	82.46	2,151,258
Notes 3.00% JBS Lux 2032	4,819,200	77.46	3,732,952	5,217,701	77.61	4,049,458
Notes 3.63% JBS Lux 2032	4,819,200	82.05	3,954,154	5,217,701	82.24	4,291,037
Notes 5.75% JBS Lux 2033	9,879,361	94.38	9,324,141	10,696,287	95.41	10,205,327
Notes 4.38% JBS Lux 2052	4,337,280	70.61	3,062,553	4,695,931	71.80	3,371,678
Notes 6.50% JBS Lux 2052	7,469,761	94.66	7,070,876	8,087,436	96.79	7,827,829
Notes 5.88% PPC 2027	4,096,320	98.13	4,019,719	4,435,046	99.55	4,415,088
Notes 4.25% PPC 2031	4,819,200	85.00	4,095,838	5,217,701	86.39	4,507,572
Notes 3.50% PPC 2032	4,337,280	79.27	3,438,162	4,695,931	80.72	3,790,556
Notes 6,25% PPC 2033	4,819,200	97.55	4,701,130	5,217,701
	70,254,171		62,397,906	76,063,503		62,863,033

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

Risk management:

The Company during the regular course of its operations is exposed to a variety of financial risks that include the effects of changes in market prices, (including foreign exchange, interest rate risk and commodity price risk), credit risk and liquidity risk. Such risks are fully disclosed in the financials statements at December 31, 2022. There were no changes in the nature of these risks in the current period. Below are the risks and operations to which the Company is exposed and a sensitivity analysis for each type of risk, consisting in the presentation of the effects in the finance income (expense), net, when subjected to possible changes, of 25% to 50%, in the relevant variables for each risk. For each probable scenario, the Company utilizes the Value at Risk Methodology (VaR), for the confidence interval (C.I.) of 99% and a horizon of one day.

a.	Interest rate risk

The Company understands that the quantitative data referring to the Company’s interest rate exposure risk on June 30, 2023 and December 31, 2022, are in accordance with the Financial and Commodity Risk Management Policy and are representative of the exposure incurred during the period. For informational purposes and in accordance with our Financial and Commodities Risk Management Policy, the notional amounts of assets and liabilities exposed to floating interest rates are presented below:

	Company		Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Net exposure to the CDI rate:
CDB-DI (Bank certificates of deposit)	1,814,872	151,963	5,578,084	3,532,181
Treasury bills	74,524	124,046	74,524	124,046
Margin cash	18,608	80,444	435,927	387,344
Related party transactions	(1,231,471)	(8,371,733)	6,662	7,839
Credit note - export	(2,580,786)	(1,753,795)	(2,704,193)	(2,301,658)
CRA - Agribusiness Credit Receivable Certificates	(30,674)	(30,692)	(30,674)	(30,692)
Rural - Credit note	—	—	(10,022)	(4,176)
Subtotal	(1,934,927)	(9,799,767)	3,350,308	1,714,884
Derivatives (Swap)	(7,413,967)	(6,788,487)	(7,413,967)	(6,368,342)
Total	(9,348,894)	(16,588,254)	(4,063,659)	(4,653,458)
Liabilities exposure to the LIBOR rate:
PPC term loan	—	—	—	(2,498,841)
Prepayment	—	—	—	(1,524,660)
FINIMP	—	(14,729)	—	(14,729)
Working Capital - American dollars	(14,696)	(16,645)	(14,696)	(16,645)
Subtotal	(14,696)	(31,374)	(14,696)	(4,054,875)
Derivatives (Swap)	—	—	—	1,541,061
Total	(14,696)	(31,374)	(14,696)	(2,513,814)
Net exposure to the IPCA rate:
Margin cash	—	—	87,625	79,500
CRA - Agribusiness Credit Receivable Certificates	(8,727,682)	(8,398,599)	(8,727,682)	(8,398,599)
Related party transactions	565,203	543,165	565,203	543,165
Treasury bills	—	—	138,273	77,049
Subtotal	(8,162,479)	(7,855,434)	(7,936,581)	(7,698,885)
Derivatives (Swap)	7,884,791	7,122,166	7,884,791	7,884,791
Total	(277,688)	(733,268)	(51,790)	185,906
Liabilities exposure to the SOFR rate:
Prepayment	(488,349)	(528,230)	(2,082,334)	(842,188)
Prepayment - exchange agreement	(248,641)	—	(248,641)	—
Total	(736,990)	(528,230)	(2,330,975)	(842,188)
Assets exposure to the CPI rate:
Margin cash	—	—	230,767	211,155
Total	—	—	230,767	211,155

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

Sensitivity analysis:

			Scenario (I) VaR 99% I.C. 1 day			Scenario (II) Interest rate variation - 25%			Scenario (III) Interest rate variation - 50%
		Current		Effect on income			Effect on income			Effect on income
Contracts exposure	Risk	scenario	Rate	Company	Consolidated	Rate	Company	Consolidated	Rate	Company	Consolidated
CDI	Increase	13.65%	13.74%	(7,963)	(3,467)	17.06%	(319,078)	(138,920)	20.48%	(638,062)	(277,799)
Libor	Increase	6.04%	6.05%	(2)	(2)	7.55%	(222)	(222)	9.06%	(444)	(444)
IPCA	Increase	3.94%	3.95%	(35)	(6)	4.93%	(2,735)	(510)	5.91%	(5,470)	(1,020)
SOFR	Increase	5.09%	5.10%	(73)	(231)	6.36%	(9,382)	(29,673)	7.64%	(18,756)	(59,323)
CPI	Decrease	4.00%	3.99%	—	(23)	3.00%	—	(2,308)	2.00%	—	(4,615)
				(8,073)	(3,729)		(331,417)	(171,633)		(662,732)	(343,201)

			Company
			June 30, 2023				December 31, 2022
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value
	PRÉ USD	2022	—	—	—	—	—	—	—	—
	IPCA	2024	537,534	670,164	(532,637)	137,527	537,534	646,186	(513,673)	132,513
	IPCA	2027	387,000	450,832	(416,771)	34,061	387,000	418,991	(417,549)	1,442
	IPCA	2028	442,000	520,382	(487,815)	32,567	442,000	481,768	(489,234)	(7,466)
Swap	IPCA	2030	1,400,000	1,683,829	(1,604,647)	79,182	1,400,000	1,546,027	(1,603,211)	(57,184)
	IPCA	2031	1,492,769	1,716,686	(1,703,536)	13,150	1,430,000	1,480,425	(1,568,962)	(88,537)
	IPCA	2032	875,550	1,018,888	(1,001,524)	17,364	900,000	927,182	(972,097)	(44,915)
	IPCA	2036	93,940	113,133	(115,696)	(2,564)	100,000	101,869	(111,699)	(9,830)
	IPCA	2037	1,413,114	1,710,878	(1,670,536)	40,341	1,272,000	1,519,718	(1,625,735)	(106,017)
			7,035,657	8,252,490	(7,946,602)	305,886	6,468,534	7,122,166	(7,302,160)	(179,994)

			Consolidated
			June 30, 2023				December 31, 2022
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value
	CDI	2023	—	—	—	—	400,000	420,145	(404,637)	15,508
	LIBOR	2024	—	—	—	—	1,507,335	1,541,061	(1,462,267)	78,794
	PRÉ USD	2022	393,750	367,698	(413,440)	(45,742)	—	—	—	—
	IPCA	2024	537,534	670,164	(532,637)	137,527	537,534	646,186	(513,673)	132,513
	IPCA	2027	387,000	450,832	(416,771)	34,061	387,000	418,991	(417,549)	1,442
Swap	IPCA	2028	442,000	520,382	(487,815)	32,567	442,000	481,768	(489,234)	(7,466)
	IPCA	2030	1,400,000	1,683,829	(1,604,647)	79,182	1,400,000	1,546,027	(1,603,211)	(57,184)
	IPCA	2031	1,492,769	1,716,686	(1,703,536)	13,150	1,430,000	1,480,425	(1,568,962)	(88,537)
	IPCA	2032	875,550	1,018,888	(1,001,524)	17,364	900,000	927,182	(972,097)	(44,915)
	IPCA	2036	93,940	113,133	(115,696)	(2,564)	100,000	101,869	(111,699)	(9,830)
	IPCA	2037	1,413,114	1,710,878	(1,670,536)	40,341	1,272,000	1,519,718	(1,625,735)	(106,017)
			7,035,657	8,252,490	(7,946,602)	305,886	8,375,869	9,083,372	(9,169,064)	(85,692)

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

b.	Exchange rate risk:

Below are presented the risks related to the most significant exchange rates fluctuation given the relevance of these currencies in the Company’s operations and the stress analysis scenarios and VaR to measure the total exposure as well as the cash flow risk with B3 and the Chicago Mercantile Exchange. In the Consolidated, the Company discloses these exposures considering the fluctuations of a exchange rate in particular towards the functional currency of each subsidiary.

	Company
	USD		EUR		GBP
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
OPERATING
Cash and cash equivalents	2,457,665	1,646,583	76,714	150,768	6,293	1,045
Trade accounts receivable	1,081,096	2,797,281	165,919	255,159	40,801	57,115
Sales orders	2,287,633	1,691,501	136,776	170,821	62,524	69,810
Trade accounts payable	—	(217,330)	—	(28,843)	—	—
Operating subtotal	5,826,394	5,918,035	379,409	547,905	109,618	127,970
FINANCIAL
Loans and financing	(9,598,201)	(5,299,683)	(21,570.00)	(26,017)	—	—
Financial subtotal	(9,598,201)	(5,299,683)	(21,570)	(26,017)	—	—
Operating financial subtotal	(3,771,807)	618,352	357,839	521,888	109,618	127,970

Related parties transaction, net	—	(1,660,877)	—	—	—	—
Total exposure	(3,771,807)	(1,042,525)	357,839	521,888	109,618	127,970
DERIVATIVES
Future contracts	(47,347)	2,557	(210,480)	(539,980)	—	—
Swap	367,698	—	—	—	—	—
Total derivatives	320,351	2,557	(210,480)	(539,980)	—	—
NET EXPOSURE IN R$	(3,451,456)	(1,039,968)	147,359	(18,092)	109,618	127,970

Net debt in foreign subsidiaries (1)	(66,408,258)	(66,873,170)	—	—	—	—

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

	Consolidated
	USD		EUR		GBP		MXN		AUD
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
OPERATING
Cash and cash equivalents	4,607,810	3,848,527	144,422	209,670	41,280	63,667	996,591	639,627	125	37
Trade accounts receivable	4,982,187	6,124,137	613,614	712,099	431,701	267,677	610,448	657,623	—	449
Sales orders	3,792,160	3,116,512	201,391	218,958	62,524	69,810	—	—	—	—
Trade accounts payable	(476,996)	(805,002)	(418,494)	(481,445)	(90,770)	(98,088)	(499,476)	(273,126)	(299)	(616)
Purchase orders	(207,568)	(321,825)	(30,874)	(63,557)	—	—	—	—	—	—
Operating subtotal	12,697,593	11,962,349	510,059	595,725	444,735	303,066	1,107,563	1,024,124	(174)	(130)
FINANCIAL
Margin cash	11,681	1,402	—	—	—	—	—	—	—	—
Advances to customers	(298,435)	(188,904)	(5,581)	(4,468)	(625)	—	—	—	—	—
Loans and financing	(10,971,730)	(7,108,978)	(21,570)	(26,017)	—	—	—	—	—	—
Financial subtotal	(11,258,484)	(7,296,480)	(27,151)	(30,485)	(625)	—	—	—	—	—
Operating financial subtotal	1,439,109	4,665,869	482,908	565,240	444,110	303,066	1,107,563	1,024,124	(174)	(130)

Related party transactions, net	—	—	1,497,894	1,510,817	—	—	—	—	—	—
Total exposure	1,439,109	4,665,869	1,980,802	2,076,057	444,110	303,066	1,107,563	1,024,124	(174)	(130)
DERIVATIVES
Future contracts	73,133	2,557	(210,480)	(539,980)	—	—	—	—	—	—
Deliverable Forwards (DF´s)	(2,363,240)	(2,417,731)	250,637	438,355	(30,255)	(27,174)	(1,581,315)	(1,520,318)	14,106	4,920
Non-Deliverable Forwards (NDF´s)	(56,987)	15,804	(28,934)	(61,746)	(405,902)	(103,107)	—	—	—	—
Swap	367,698	78,793	—	—	—	—	—	—	—	—
Total derivatives	(1,979,396)	(2,320,577)	11,223	(163,371)	(436,157)	(130,281)	(1,581,315)	(1,520,318)	14,106	4,920
NET EXPOSURE IN R$	(540,287)	2,345,292	1,992,025	1,912,686	7,953	172,785	(473,752)	(496,194)	13,932	4,790

Net debt in foreign subsidiaries (1)	(66,408,258)	(66,873,170)	—	—	—	—	—	—	—	—

(1)	For currency hedging purposes, the Company includes in its exposure the net debt of foreign subsidiaries. Although these debts do not generate currency exposure in the Company’s results (since they are abroad, and in the functional currency of each country), these debts in the consolidation are affected by the exchange rate, impacting shareholders’ equity as exchange variation on investment, influencing the consolidated debt of the Company, and consequently the leverage indicators.

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

b1.	Sensitivity analysis and derivative financial instruments breakdown:

b1.1	USD - American dollars (amounts in thousands of R$):

		Closing	Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Interest rate variation - 25%			Scenario (iii) Interest rate variation - 50%
		exchange	Exchange	Effect on income		Exchange	Effect on income		Exchange	Effect on income
Exposure of R$	Risk	rate	rate	Company	Consolidated	rate	Company	Consolidated	rate	Company	Consolidated
Operating	Appreciation	4.8192	4.9320	136,399	297,257	6.0240	1,456,598	3,174,398	7.2288	2,913,197	6,348,796
Financial	Depreciation	4.8192	4.9320	(378,399)	(310,497)	6.0240	(4,040,906)	(3,315,785)	7.2288	(8,081,812)	(6,631,571)
Derivatives	Depreciation	4.8192	4.9320	7,500	(46,339)	6.0240	80,088	(494,849)	7.2288	160,176	(989,698)
				(234,500)	(59,579)		(2,504,220)	(636,236)		(5,008,439)	(1,272,473)

		Closing	Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of R$	Risk	exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Net debt in foreign subsidiaries	Depreciation	4.8192	4.9320	(1,554,652)	6.0240	(16,602,064)	7.2288	(33,204,129)

			Company
			June 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value
Future Contract	American dollar	Short	947	(47,347)	1,610	51	2,557	(4,506)

			Consolidated
			June 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value
Future Contract	American dollar	Short	1,447	73,133	(57)	51	2,557	(4,506)

			Consolidated
			June 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (USD)	Notional (R$)	Fair value	Notional (USD)	Notional (R$)	Fair value
Deliverable Forwards	American dollar	Short	(490,380)	(2,363,240)	17,682	(463,371)	(2,417,731)	67,658
Non-Deliverable Forwards	American dollar	Short	(11,825)	(56,987)	2,130	—	—	—

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

b1.2	EUR - EURO (amounts in thousands of R$):

		Closing	Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Interest rate variation - 25%			Scenario (iii) Interest rate variation - 50%
		exchange	Exchange	Effect on income		Exchange	Effect on income		Exchange	Effect on income
Exposure of R$	Risk	rate	rate	Company	Consolidated	rate	Company	Consolidated	rate	Company	Consolidated
Operating	Appreciation	5.2626	5.1306	(9,519)	(12,797)	3.9470	(94,852)	(127,515)	2.6313	(189,704)	(255,029)
Financial	Depreciation	5.2626	5.1306	541	681	3.9470	5,392	6,788	2.6313	10,785	13,575
Related party	Appreciation	5.2626	5.1306	—	(37,583)	3.9470	—	(374,474)	2.6313	—	(748,947)
Derivatives	Appreciation	5.2626	5.1306	5,281	(282)	3.9470	52,620	(2,806)	2.6313	105,240	(5,611)
				(3,697)	(49,981)		(36,840)	(498,007)		(73,679)	(996,012)

			Company
			June 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value
Future Contract	Euro	Long	4,000	(210,480)	(850)	9,700	(539,980)	(2,872)

			Consolidated
			June 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (EUR)	Notional (R$)	Fair value	Notional (EUR)	Notional (R$)	Fair value
Deliverable Forwards	Euro	Long	47,626	250,637	1,460	78,708	438,355	17,965
Non-Deliverable Forwards	Euro	Short	(5,498)	(28,934)	1,301	(11,087)	(61,746)	47

b1.3	GBP - British Pound (amounts in thousands of R$):

		Closing	Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Interest rate variation - 25%			Scenario (iii) Interest rate variation - 50%
		exchange	Exchange	Effect on income		Exchange	Effect on income		Exchange	Effect on income
Exposure of R$	Risk	rate	rate	Company	Consolidated	rate	Company	Consolidated	rate	Company	Consolidated
Operating	Appreciation	6.1262	5.9592	(2,988)	(12,123)	4.5947	(27,404)	(111,184)	3.0631	(54,809)	(222,368)
Financial	Depreciation	6.1262	5.9592	—	17	4.5947	—	156	3.0631	—	313
Derivatives	Depreciation	6.1262	5.9592	—	11,890	4.5947	—	109,039	3.0631	—	218,078
				(2,988)	(216)		(27,404)	(1,989)		(54,809)	(3,977)

			Consolidated
			June 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (GBP)	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value
Deliverable Forwards	British pound	Short	(4,939)	(30,255)	(414)	(4,328)	(27,174)	(193)
Non-Deliverable Forwards	British pound	Short	(66,257)	(405,902)	(12,125)	(16,422)	(103,107)	1,357

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

b1.4	MXN - Mexican Peso (amounts in thousands of R$):

		Closing	Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
		exchange	Exchange	Effect on income	Exchange	Effect on income	Exchange	Effect on income
Exposure of R$	Risk	rate	rate	Consolidated	rate	Consolidated	rate	Consolidated
Operating	Appreciation	0.2811	0.2874	24,980	0.3514	276,910	0.4217	553,782
Derivatives	Depreciation	0.2811	0.2874	(35,665)	0.3514	(395,357)	0.4217	(790,657)
				(10,685)		(118,447)		(236,875)

			Consolidated
			June 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (MXN)	Notional (R$)	Fair value	Notional (MXN)	Notional (R$)	Fair value
Deliverable Forwards	Mexican peso	Short	(5,625,452)	(1,581,315)	(6,593)	(5,700,480)	(1,520,318)	(30,362)

b1.5 AUD - Australian Dollar (amounts in thousands of R$):

		Closing	Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
		exchange	Exchange	Effect on income	Exchange	Effect on income	Exchange	Effect on income
Exposure of R$	Risk	rate	rate	Consolidated	rate	Consolidated	rate	Consolidated
Operating	Depreciation	3.2110	3.1282	4	2.4083	43	1.6055	87
Derivatives	Appreciation	3.2110	3.1282	(364)	2.4083	(3,526)	1.6055	(7,053)
				(360)		(3,483)		(6,966)

			Consolidated
			June 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (AUD)	Notional (R$)	Fair value	Notional (AUD)	Notional (R$)	Fair value
Deliverable Forwards	Australian dollar	Long	4,393	14,106	10	1,388	4,920	5

c. Commodity price risk

The Company operates globally (the entire livestock protein chain and related business) and during the regular course of its operations is exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in the North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others. The Risk Management Department is responsible for mapping the exposures to commodity prices of the Company and proposing strategies to the Risk Management Committee, in order to mitigate such exposures.

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

c1. Position balance in commodities (cattle) contracts of the Company:

	Company
EXPOSURE in Commodities (Cattle)	June 30, 2023	December 31, 2022
Firm contracts of cattle purchase	—	14,988
Subtotal	—	14,988
DERIVATIVES
Future contracts	51,334	(2,007)
Subtotal	51,334	(2,007)
NET EXPOSURE	51,334	12,981

Sensitivity analysis:

			Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) @ Variation - 25%		Scenario (ii) @ Variation - 50%
		Closing	Effect on income		Effect on income		Effect on income
Exposure	Risk	price	Price	Company	Price	Company	Price	Company
Derivatives	Cattle arroba depreciation	254.20	239.70	(2,929)	190.65	(12,833)	127.10	(25,667)
				(2,929)		(12,833)		(25,667)

Derivatives financial instruments breakdown:

			Company
			June 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future Contracts	Commodities (Cattle)	Long	589	51,334	(11)	—	—	—
Future Contracts	Commodities (Cattle)	Short	—	—	—	21	(2,007)	(99)

c2. Position balance in commodities (grain) derivatives financial instruments of Seara Alimentos:

	Seara Alimentos
EXPOSURE in Commodities (Grain)	June 30, 2023	December 31, 2022
OPERATING
Purchase orders	1,832,396	1,172,761
Subtotal	1,832,396	1,172,761
DERIVATIVES
Future contracts	(371,345)	(4,947)
Non-Deliverable Forwards	—	(161,694)
Subtotal	(371,345)	(166,641)
NET EXPOSURE	1,461,051	1,006,120

Sensitivity analysis:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 25%		Scenario (ii) Price variation - 50%
			Effect on income		Effect on income		Effect on income
Exposure	Risk	Price	Seara Alimentos	Price	Seara Alimentos	Price	Seara Alimentos
Operating	Depreciation	(1.71)%	(31,389)	(25.00)%	(458,099)	(50.00)%	(916,198)
Derivatives	Apreciation	(1.71)%	6,361	(25.00)%	92,836	(50.00)%	185,673
			(25,028)		(365,263)		(730,525)

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

Derivatives financial instruments breakdown:

			Seara Alimentos
			June 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future contracts	Commodities (Grains)	Short	3,294	(371,345)	(61,145)	520	(4,947)	(12,774)
Non-Deliverable Forwards	Commodities (Grains)	Short	—	—	—	4,000	(161,694)	3,571

c3. Hedge accounting of Seara Alimentos:

From the third quarter of 2021, the indirect subsidiary Seara Alimentos reviewed its hedge policies and started to apply hedge accounting in grain operations, aiming at bringing stability to the subsidiary’s results. The designation of these instruments is based on the guidelines outlined in the Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors.

Financial instruments designated for hedge accounting were classified as cash flow hedge. The effective amount of the instrument’s gain or loss is recognized under “Other comprehensive income (expense)” and the ineffective amount under “Financial income (expense), net”, and the accumulated gains and losses are reclassified to profit and loss or to the balance sheet when the object is recognized, adjusting the item in which the hedged object was recorded.

In these hedge relationships, the main sources of ineffectiveness are the effect of the counterparties and the Company’s own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in exchange rates; and changes in the timing of the hedged transactions.

The derivative financial instruments designated at the June 30, 2023, as hedge accounting, according to the cash flow method, to protect the operating results in relation to the price of commodities are:

Hedge accounting - Derivative instruments	Risk factor	Quantity	Notional	Fair value
Future contracts	Commodities	3,294	(371,345)	(61,144)
Future contracts	American Dollar	500	120,480	(1,667)

Seara Alimentos also designates derivatives to hedge the fair value of debt instruments with floating interest rates through swaps of fixed interest rates, measured in accordance with fair value hedge accounting.

c3.1. Hedge accounting:

Below is shown the effects on income for the period, on other comprehensive income and on the balance sheet of derivative financial instruments contracted for hedging exchange rates, commodity prices and interest rates (cash flow and fair value hedges):

	Seara Alimentos
Income statement:	2023	2022
Cost of sales before hedge accounting adoption	(19,636,524)	(17,593,847)

Derivatives operating income (loss)	101,296	152,410
Currency	8,122	31,114
Commodities	93,174	121,296
Cost of sales with hedge accounting	(19,535,228)	(17,441,437)

Financial income (expense), net excluding derivatives	146,726	(69,464)

Derivatives financial income (expense), net	(122,684)	(260,653)
Currency	(16)	(316,112)
Commodities	(119,132)	1,438
Interests	(3,536)	54,021

Financial income (expense), net	24,042	(330,117)

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

Below are the effects on other comprehensive income (expense), after the adoption of hedge accounting:

	Seara Alimentos
	June 30, 2023	December 31, 2022
Statements of other comprehensive income (expense):

Financial instruments designated as hedge accounting:
Currency	(4,431)	(30,093)
Commodities	(50,830)	(224,889)

Gain (loss) on cash flow hedge	(55,261)	(254,982)

Other comprehensive income	(14,978)	(465,076)
Deferred income tax on hedge accounting	5,093	158,126
Total of other comprehensive income (expense)	(9,885)	(306,950)

Below are the effects on the balance sheet, after the adoption of hedge accounting:

	Seara Alimentos
	June 30, 2023	December 31, 2022
Balance sheet:
Derivative (liabilities)/assets	(62,811)	(9,203)
Financial instruments designated as hedge accounting:
Currency	(1,667)	—
Commodities	(61,144)	(9,203)

Derivative (liabilities)/assets	—	94,302
Financial instruments not designated as hedge accounting:
Interests	—	94,302

Other comprehensive income (expense)	(55,261)	(40,284)
Currency	(4,431)	(13,541)
Commodities	(50,830)	(26,743)

Inventories	15,356	36,269
Currency	1,231	11,991
Commodities	14,125	24,278

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

Open balance sheet position of derivative assets and liabilities:
	Seara Alimentos
	June 30, 2023	December 31, 2022

Assets:
Not designated as hedge accounting	—	94,302
Interests	—	94,302

Current assets	—	69,221
Non-current assets	—	25,081
	-
(Liabilities):
Designated as hedge accounting	61,144	9,203
Currency	1,667	—
Commodities	61,144	9,203
Current liabilities	62,811	9,203

c4. Position balance in commodities derivatives financial instruments of JBS USA:

	JBS USA
EXPOSURE in Commodities	June 30, 2023	December 31, 2022
OPERATIONAL
Firm contracts of cattle purchase	15,650,185	13,120,065
Subtotal	15,650,185	13,120,065
DERIVATIVES
Deliverable Forwards	(77,541)	(804,976)
Subtotal	(77,541)	(804,976)
NET EXPOSURE	15,572,644	12,315,089

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

Sensitivity analysis:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 25%		Scenario (iii) Price variation - 50%
			Effect on income		Effect on income		Effect on income
Exposure	Risk	Price	JBS USA	Price	JBS USA	Price	JBS USA

Operating	Depreciation	(1.95)%	(305,179)	(25.00)%	(3,912,546)	(50.00)%	(7,825,092)
Derivatives	Appreciation	(1.95)%	1,512	(25.00)%	19,385	(50.00)%	38,770
			(303,667)		(3,893,161)		(7,786,322)

Derivatives financial instruments breakdown:

			Consolidated
			June 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (USD)	Notional (R$)	Fair value	Notional (USD)	Notional (R$)	Fair value
Deliverable Forwards	Commodities (Cattle)	Short	(16,090)	(77,541)	(353,257)	(154,278)	(804,976)	(162,698)

d. Liquidity risk

The table below shows the contractual obligation amounts from financial liabilities of the Company according to their maturities:

	Company
	June 30, 2023					December 31, 2022
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total

Trade accounts payable and supply chain finance	4,947,410	—	—	—	4,947,410	5,561,549	—	—	—	5,561,549
Loans and financing	8,450,998	2,326,019	1,877,417	8,462,040	21,116,474	4,999,929	2,992,141	849,530	6,857,983	15,699,583
Estimated interest on loans and financing (1)	1,205,372	1,170,381	1,203,900	2,177,336	5,756,989	1,217,565	1,984,740	1,671,359	3,710,473	8,584,137
Derivatives liabilities	292,618	—	—	—	292,618	278,227	—	—	—	278,227
Payments of leases	42,757	38,724	9,818	4,817	96,116	27,675	33,141	2,247	4,160	67,223
Other financial liabilities	5,180	101,250	101,250	—	207,680	5,180	—	—	—	5,180

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

	Consolidated
	June 30, 2023					December 31, 2022
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total

Trade accounts payable and supply chain finance	28,258,253	—	—	—	28,258,253	34,080,614	—	—	—	34,080,614
Loans and financing	10,685,580	3,253,583	10,728,270	69,131,589	93,799,022	8,228,557	4,252,661	12,503,378	67,369,465	92,354,061
Estimated interest on loans and financing (1)	5,744,622	8,403,334	7,169,425	20,591,062	41,908,443	4,822,959	9,587,500	7,749,370	23,172,460	45,332,289
Derivatives liabilities	868,433	—	—	—	868,433	559,536	—	—	—	559,536
Payments of leases	1,693,309	2,461,293	1,598,486	4,696,765	10,449,853	1,788,353	2,611,660	1,634,458	4,452,019	10,486,490
Other financial liabilities	34,679	101,250	101,518	—	237,447	33,903	27,793	268	—	61,964

(1) Includes interest on all loans and financing outstanding. Payments are estimated for variable rate debt based on effective interest rates at June 30, 2023 an December 31, 2022. Payments in foreign currencies are estimated using the June 30, 2023 and 2021 exchange rates.

The Company has future commitment for purchase of grains and cattle whose balances at June 30, 2023 in the amount of R$489,307 (R$451,296 at December 31, 2022), in the Company and R$ billion (R$ billion at December 31, 2022), in the Consolidated.

The Company has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at June 30, 2023 is R$18,608 (R$80,434 at December 31, 2022). This guarantee is larger than its collateral.

The indirect subsidiary JBS USA and its subsidiaries, has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at June 30, 2023 is R$648,086 (R$518,055 at December 31, 2022). This guarantee is larger than its collateral.

Also, the direct subsidiary Seara Alimentos has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at June 30, 2023 is R$143,332.70315 (R$80,902 in 31 de dezembro de 2022). This guarantee is larger than its collateral.

As disclosed in Note 17 – Loans and financings, the Company has a bank loan that contains a loan covenant. A future breach of covenant may require the Company to repay the loan earlier than indicated in the above table.

The interest payments on variable interest rate loans and bond issues in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. The future cash flows on contingent consideration and derivative instruments may be different from the amount in the above table as interest rates and exchange rates or the relevant conditions underlying the contingency change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

e. Risks linked to climate change and the sustainability strategy

In view the Company’s operations, there is inherent exposure to risks related to climate change. Certain Company assets, which are mainly biological assets that can be measured at fair value, may be impacted by climate change and are considered in the preparation process of these financial statements.

For the six-month period ended June 30, 2023,, Management considered as main risk the data and assumptions highlighted below:

(i) possible impacts on the determination of fair value in biological assets due to the effects of climate change, such as temperature rise, scarcity of water resources, may impact some assumptions used in accounting estimates related to the Company’s biological assets, as follows:

●	losses of biological assets due to heat waves and droughts which occur with greater frequency and intensity;

●	reduction in the expected growth of our biological assets due to natural disasters, fires, pandemics or changes in rainfall patterns; and

●	interruption in the production chain due to adverse weather events, causing power outages, fuel shortages, disruption of transportation channels, among other things.

(ii) structural changes and their impacts on the business, such as:

●	regulatory and legal: regulation and legislation arising from Brazilian and/or international authorities that encourage the transition to a low-carbon economy and/or with greater biodiversity and that increase the risk of litigation and/or commercial restrictions related to the alleged contribution, even if indirect, for the intensification of climate change;

●	reputational: related to customers’ perceptions and the society in general regarding the positive or negative contribution of an organization to a low carbon economy.

28 Subsequent events

a. On July 12, 2023, the Company announced the dual listing structure of its shares in Brazil and United States of America, through JBS B.V, Company, located in Netherlands. The operation will be submitted to the approval of the Extraordinary General Boarding Meeting, to be convened. If this transaction is approved, following its completion at the Brazilian Securities Commission (Comissão de Valores Mobiliários -CVM), JBS B.V will be registered as a foreign issuer to have Brazilian Depositary Receipts - BDRs level II listed on B3 representing its Class A Shares. At the SEC, the JBS B.V. will be registered as a foreign issuer (Foreign Private Issuer – FPI) in order to have its Class A Shares listed on the New York Stock Exchange (NYSE), located in the United States of America.

b. On July 24, 2023, the registration statement related to Offers to Exchange All Outstanding Unregistered Notes of the Series Specified for new notes became effective with the SEC. As a result of the effectiveness of the registration statement the Company will be subject to disclosure requirements and other regulations and standards relating to securities in the United States of America and the compliance obligations of SOX.

* * * * *

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

29 Approval of the financial statements

The issuance of these individual and condensed interim financial statements was approved by the Board of Directors on August 14, 2023.

BOARD OF DIRECTORS

Chairman:	Jeremiah Alphonsus O’Callaghan
Vice-Chairman:	José Batista Sobrinho
Independent Board Member:	Alba Pettengill
Independent Board Member:	Gelson Luiz Merisio
Independent Board Member:	Cledorvino Belini
Independent Board Member:	Francisco Turra
Independent Board Member:	Carlos Hamilton Vasconcelos Araújo
Independent Board Member:	Kátia Regina de Abreu Gomes
Independent Board Member:	Paulo Bernardo Silva

STATUTORY AUDIT COMMITTEE REPORT

The Statutory Audit Committee reviewed the individual and consolidated condensed interim financial statements for the six month period ended June 30, 2023, at August 14, 2023. Based on the procedures performed, also considering KPMG Auditores Independentes Ltda. review report, as well as the information and clarifications received during the period, the Committee recommends that these documents are in a position to be considered by the Board of Directors.

STATUTORY AUDIT COMMITTEE

Chairman:	Carlos Hamilton Vasconcelos Araújo
Committee Member:	Paulo Sérgio Cruz Dortas Matos
Committee Member:	Gelson Luiz Merisio

FISCAL COUNCIL REPORT

The Fiscal Council, in the use of its legal and statutory attributions, examined and discussed with the Administration the earnings release and the Company’s individual and consolidated condensed interim financial statements including the proposal for the earning allocation for the six month period ended June 30, 2023, at August 14, 2023, and validated these financial condensed interim financial statements approved by the Company’s Board of Directors on this date.

Based on our review, the information and clarifications received during this period and considering KPMG Auditores Independentes Ltda. audit report on the individual and consolidated financial statements, without reservations, issued on this date, the Fiscal Council was not aware of any additional fact that would lead us to believe that the aforementioned financial statements do not reflect in all material respects the information contained therein and that are in a position to be disclosed by the Company.

FISCAL COUNCIL

Chairman:	Adrian Lima da Hora
Council Member:	Demetrius Nichele Macei
Council Member:	José Paulo da Silva Filho
Council Member:	Orlando Octávio de Freitas Júnior
Council Member:	Patrícia da Silva Barros

JBS S.A.

Notes to the condensed financial statements for the six month period ended June 30, 2023 and 2022
(Expressed in thousands of Brazilian reais)

STATEMENT OF OFFICERS ON THE FINANCIAL STATEMENTS AND ON THE INDEPENDENT AUDITORS REPORT

The Company’s Officers declare at August 14, 2023, for the purposes of Article 25, paragraph 1, item V and VI of CVM Instruction No. 480 of December 7, 2009, that:

(i) They reviewed, discussed and agreed with the independent auditors report on the individual and consolidated condensed interim financial statements for the six month period ended June 30, 2023, and

(ii) They reviewed, discussed and agreed with the condensed interim financial statements for the six month period ended June 30, 2023.

STATUTORY BOARD

Global Chief Executive Officer:	Gilberto Tomazoni
Administrative and Control Officer:	Eliseo Santiago Perez Fernandez
Chief Financial Officer:	Guilherme Perboyre Cavalcanti
Officer:	Jeremiah Alphonsus O’Callaghan
Global Chief Operating Officer:	Wesley Mendonça Batista Filho

Accountant:	Agnaldo dos Santos Moreira Jr. (CRC SP: 244207/O-4)

* * * * *